Filed pursuant to
General Instruction
II.K. of Form F-9;
File No. 333-133965
PROSPECTUS SUPPLEMENT
(to prospectus dated May 15, 2006)
U.S.$300,000,000
7.125% Debentures due May 23, 2036
         The 7.125% debentures due May 23, 2036 (the “Debentures”) will bear interest at the rate of 7.125% per year. We will pay interest on the Debentures semi-annually on May 23 and November 23 of each year. The first interest payment on the Debentures will be made on November 23, 2006. The Debentures will mature on May 23, 2036. The Debentures will be senior unsecured obligations that will rank equally with all of our other senior unsecured indebtedness from time to time outstanding. The Debentures will be issued only in denominations of U.S.$1,000 and integral multiples of U.S.$1,000.
         We may redeem some or all of the Debentures at any time and from time to time at the “make-whole” redemption price described in this prospectus supplement. We may also redeem all of the Debentures if certain changes affecting Canadian withholding taxes occur. The Debentures are not subject to any sinking fund provisions.
         Investing in the Debentures involves risks that are incorporated by reference in the “Risk Factors” section on page S-10 of this prospectus supplement and described in the “Risk Factors” section beginning on page 8 of the accompanying prospectus.
         We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of U.S. companies in certain respects. Information regarding the impact upon our financial statements of significant differences between Canadian and U.S. generally accepted accounting principles is contained in the notes to our annual audited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus.
         You should be aware that the purchase of the Debentures may have tax consequences both in the United States and Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully for investors who are resident in, or citizens of, the United States. You should read the tax discussion in this prospectus supplement.
         Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, most of our officers and directors and most of the experts named in this prospectus supplement are residents of Canada, and a substantial portion of our assets are located outside the United States.

	Per Debenture	Total

Public offering price(1)	99.656%	U.S.$	298,968,000
Underwriting commission	0.875%	U.S.$	2,625,000
Proceeds, before expenses, to Agrium(1)	98.781%	U.S.$	296,343,000

(1)	Plus accrued interest, if any, from May 24, 2006, if settlement occurs after that date.
         Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offence.
         The Debentures are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about May 24, 2006.

Sole Lead Manager
Merrill Lynch & Co.

Co-Managers

JPMorgan	RBC Capital Markets	Scotia Capital

The date of this prospectus supplement is May 17, 2006

IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS
          This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Debentures being offered. The second part, the accompanying base shelf prospectus of Agrium, dated May 15, 2006, gives more general information, some of which does not apply to the Debentures being offered. The accompanying base shelf prospectus is referred to as the “prospectus” in this prospectus supplement.
          You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. If the description of the Debentures varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. If anyone provides you with any different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the Debentures in any jurisdiction where the offer or sale is not permitted by law. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as information we previously filed with the U.S. Securities and Exchange Commission and with the Alberta Securities Commission and incorporated by reference, is accurate as of the date of such information only. Our business, financial condition, results of operations and prospects may have changed since those dates.
          Unless otherwise indicated, references to “Agrium”, “we”, “us” or “our” are to Agrium Inc. and its consolidated subsidiaries and any partnership of which Agrium Inc. and its subsidiaries are the partners. All capitalized words used in this prospectus supplement and not herein defined have the meanings provided for in the accompanying prospectus. In this prospectus supplement and the accompanying prospectus, all references to “dollars”, “$”, and “U.S.$” are to United States dollars, and references to “Cdn.$” are to Canadian dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus supplement and the accompanying prospectus is determined using Canadian generally accepted accounting principles (“Canadian GAAP”). “U.S. GAAP” means generally accepted accounting principles in the United States. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to note 27 of our audited consolidated financial statements as at and for the year ended December 31, 2005, incorporated by reference into this prospectus supplement.
          This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the offering of the Debentures hereby. Other documents are also incorporated or deemed to be incorporated by reference into this prospectus supplement and into the accompanying prospectus. See “Documents Incorporated by Reference” in this prospectus supplement and in the accompanying prospectus and “Where You Can Find More Information” in the accompanying prospectus.
          Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein or in the accompanying prospectus shall be deemed to be modified or superseded for purposes of this prospectus supplement or the accompanying prospectus to the extent that a statement contained herein or in the accompanying prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the accompanying prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement, in light of the circumstances in which it was made, not misleading. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this prospectus supplement or the accompanying prospectus.

EXCHANGE RATES
          The exchange rate between the Canadian dollar and the United States dollar used in this prospectus supplement varies depending on the date and context of the information contained herein.
          The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods and (iii) the high and low exchange rates during each period, in each case based on the inverse of the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	Three Months
	Ended
	March 31,		Year Ended December 31,

	2005	2006	2001	2002	2003	2004	2005

Rate at end of period	0.8269	0.8569	0.6279	0.6329	0.7738	0.8310	0.8579
Average rate for period	0.8155	0.8660	0.6458	0.6368	0.7139	0.7682	0.8254
High for period	0.8346	0.8834	0.6697	0.6619	0.7738	0.8493	0.8690
Low for period	0.7961	0.8528	0.6241	0.6200	0.6349	0.7158	0.7872
          On May 16, 2006, the inverse of the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Cdn.$1.00 = U.S.$0.8999.
FORWARD-LOOKING STATEMENTS
          Certain statements and other information included or incorporated by reference in this prospectus supplement or in the accompanying prospectus constitute forward-looking statements as defined under applicable securities legislation. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would” and “could” and other similar expressions. These forward-looking statements include, but are not limited to, references to:

•	disclosures made in our management’s discussion and analysis for the year ended December 31, 2005 incorporated by reference herein including under the headings “Outlook” and “Royster-Clark Acquisition” and in our management’s discussion and analysis for the three-month period ended March 31, 2006 incorporated by reference herein;

•	our corporate goals;

•	key drivers for our business and industry trends;

•	the amount and type of future capital expenditures and capital resources;

•	future cash requirements and long-term obligations;

•	business strategies and plans for implementing them;

•	goals, expansion and growth of our business and operations;

•	future seed volumes, prices and sales;

•	availability of raw materials, particularly gas availability or gas price relative to nitrogen prices;

•	risk mitigation activities;

•	qualification of derivative contracts for hedge accounting;

•	our future results and plans respecting our acquisitions;

•	the terms of the offering of our Debt Securities;

•	our ratings outlook;

•	the expected credit ratings for the Debentures;

•	environmental and civil liabilities;

•	insurance coverage and legal proceedings;

•	risk factors; and

•	stock-based compensation.
          These forward-looking statements are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Our expectations regarding future developments are also based, in part, upon our assumptions respecting our ability to successfully integrate recent acquisitions into our existing businesses and to achieve consequent synergies and expected increased revenues.
          However, such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in this prospectus supplement or in the accompanying prospectus, or in any document incorporated by reference herein or therein, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks include, but are not limited to:

•	general economic, market and business conditions, including: supply and demand for crop nutrients, seed and crop protection chemicals; supply and demand for grain and other agricultural crops; changes in government, agricultural, safety, environmental and other legislation and policies; fluctuations in foreign exchange rates, nutrient prices or feedstock prices or other costs that cannot be recovered through increases in nutrient prices; actions by competitors and others including changes to industry capacity and utilization and product pricing; performance by customers, suppliers, personnel and counterparties to financial instruments; and changes in capital markets;

•	weather conditions and seasonal patterns;

•	general operating risks associated with: investment and operations in foreign jurisdictions including those relating to economic, political and regulatory policies of local governments; our ability to anticipate our future cash requirements and manage our long-term obligations; the level and effectiveness of future capital expenditures and reliability of performance of existing capital assets; our ability to transport or deliver product to markets; present and discontinued mining operations; and labor disruptions; and

•	strategic risks including: our ability to implement our business strategy; results of our risk mitigation strategies, including gas or energy hedging programs and insurance; our ability to integrate any assets we have acquired or we may acquire or the performance of those assets; the opportunities, or lack of opportunities, that may be presented to and pursued by us; technological changes; and other factors, many of which are beyond our control.
          The above items and their possible impact are discussed more fully in the relevant parts of our management’s discussion and analysis for the year ended December 31, 2005 incorporated by reference herein and in particular the sections headed “Our Key Business Sensitivities” and “Business Risks” therein, and are further discussed in the relevant parts of our management’s discussion and analysis for the three months ended March 31, 2006 incorporated by reference herein and in particular the section headed “Key Risks and Uncertainties” therein, and are further discussed in the “Risk Factors” section in the accompanying prospectus. Consequently, all of the forward-looking statements made in or incorporated by reference in this prospectus supplement, or in the accompanying prospectus, are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Except as required by law, we undertake no obligation to update or revise forward-looking statements even if circumstances or management’s estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.
DOCUMENTS INCORPORATED BY REFERENCE
          The following documents filed with securities commissions or similar authorities in Canada are specifically incorporated by reference in, and form an integral part of this prospectus supplement and the accompanying prospectus:

(a) our annual information form dated February 22, 2006 (“AIF”) for the year ended December 31, 2005;

(b) our management proxy circular dated March 14, 2006 relating to the annual general meeting of our shareholders held on May 9, 2006;

(c) our consolidated balance sheets as at December 31, 2005 and 2004 and our consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005, together with the report of our auditors thereon;

(d) our management’s discussion and analysis for the fiscal year ended December 31, 2005;

(e) our consolidated balance sheets as at March 31, 2006 and 2005 and our consolidated statements of operations and retained earnings and cash flows for the three-month periods ended March 31, 2006 and 2005;

(f) our management’s discussion and analysis for the fiscal quarter ended March 31, 2006;

(g) our material change report dated February 17, 2006 relating to our acquisition (the “Acquisition”) of Royster-Clark Ltd. and Royster-Clark ULC (collectively, “Royster-Clark”); and

(h) our business acquisition report dated April 25, 2006 (“BAR”) relating to the Acquisition.

SUMMARY OF THE OFFERING
          The following is a brief summary of certain of the terms of this offering. For a more complete description of the terms of the Debentures, see “Description of the Debentures” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus.

Debentures offered hereby	U.S.$300,000,000 aggregate principal amount of 7.125% Debentures due May 23, 2036.

Interest payment dates	May 23 and November 23 of each year, beginning November 23, 2006.

Maturity date	May 23, 2036.

Ranking	The Debentures will be our direct, unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and senior debt, and will rank senior to all of our existing and future subordinated debt. The Debentures will also be effectively subordinated to all indebtedness and other liabilities, including guarantees, of any of our subsidiaries. See “Description of Debt Securities — Ranking” and “Risk Factors — The Debt Securities will be effectively subordinated to certain indebtedness of our subsidiaries and the Agrium Partnership” in the accompanying prospectus.

As of March 31, 2006, Agrium Inc.’s subsidiaries (including for greater certainty Profertil S.A.) and the Agrium Partnership had approximately $944 million of accounts payable and accrued liabilities (excluding intercompany liabilities).

Optional redemption	We may redeem some or all of the Debentures at any time and from time to time at the redemption prices described in this prospectus supplement. See “Description of the Debentures — Optional Redemption” in this prospectus supplement.

We may also redeem the Debentures in whole, but not in part, at our option at any time, on not less than 30 nor more than 60 days prior written notice, at 100% of the principal amount, together with accrued interest thereon to the redemption date, in the event certain changes affecting Canadian withholding taxes occur. See “Description of the Debentures — Tax Redemption” in this prospectus supplement.

Certain covenants	The Indenture governing the Debentures contains certain covenants that, among other things restrict our ability to consolidate, merge with a third party or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis and limit our ability to create certain liens or enter into sale and leaseback transactions.

These covenants are subject to important exceptions and qualifications, which are described under the caption “Description of Debt Securities — Covenants” in the accompanying prospectus.

Additional amounts	Any payments made by us with respect to the Debentures will be made without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or by the interpretation or administration thereof. If we are so required to withhold or deduct for Canadian taxes with respect to a payment to the holders of Debentures, we will pay the additional amount necessary so that the net amount received by the holders of the Debentures after such withholding or deduction is not less than the amount that such holders would have received in the absence of the withholding or deduction. However, no additional amount will be payable in excess of the additional amount that would be payable if the holder was a resident of the United States for purposes of the Canada-U.S. Income Tax Convention (1980), as amended. See “Description of Debt Securities — Additional Amounts” in the accompanying prospectus.

Use of proceeds	The net proceeds to us from this offering of Debentures will be approximately U.S.$295.5 million after deducting underwriting commissions and estimated expenses of the offering of approximately U.S.$0.8 million. We will use the net proceeds of the offering to redeem the approximately $30.0 million principal amount of our 6.86% Notes currently outstanding and the approximately $71.4 million principal amount of our 7.06% Notes currently outstanding with the balance used to repay a portion of the outstanding indebtedness under our Credit Facilities which were used to fund, in part, the Acquisition.

Form and denomination	The Debentures will be represented by one or more fully registered global securities (the “Global Securities”) registered in the name of a nominee of The Depository Trust Company (“DTC”). Beneficial interests in the Global Securities will be in denominations of U.S.$1,000 and integral multiples thereof. Except as described under “Description of the Debentures” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus, Debentures in definitive form will not be issued.

Credit ratings	We expect that the Debentures will be assigned a rating of “Baa2” by Moody’s Investors Service, Inc., “BBB” by Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc. and “BBB” by Dominion Bond Rating Service Limited. See “Credit Ratings” in this prospectus supplement. The credit ratings assigned to the Debentures by the rating agencies are not recommendations to purchase, hold or sell the Debentures inasmuch as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.

Governing law	The Debentures will be, and the Indenture is, governed by the laws of the State of New York.

AGRIUM
Our Business & Products
          We are a publicly-traded major retailer of agricultural products and services in the United States, Argentina and Chile and a global producer and wholesale marketer of nutrients for agricultural and industrial markets.
          Our 2005 consolidated net sales were a record $3.3 billion, and we also achieved record net earnings of $283 million. In early 2006, we acquired two additional businesses as discussed under “Recent Developments”, including Royster-Clark which had net sales in 2005 of approximately $1.2 billion. We are integrated throughout the entire value chain, from sourcing many of the necessary raw materials for crop nutrient production, to supplying the crop inputs directly to growers through our agricultural retail business as well as to industrial and specialty fertilizer customers.
Our Strategy
          We supply the crop inputs required by farmers around the world to help them feed a growing world population. We believe that we are well positioned to grow for the benefit of our shareholders, customers, communities and employees. Growth is one of the major pillars of our corporate strategy. We intend to build on our existing strengths by taking advantage of growth opportunities across the entire value chain.
          We have been transforming Agrium over the past few years to a more diversified earnings profile and intend to continue to do so in the coming years. This diversity will be further enhanced in 2006 due to recent acquisitions and expansions. We intend to continue to focus on growth and to follow through on our strategy by growing the stable portion of our business while attempting to benefit from the leverage of more cyclical businesses and products.
Our Industry & Key Drivers
          The primary driver for our business is the need for the world’s growers to continue to increase global food production. Global food demand continues to grow due to an increasing world population and an increasingly economically healthy global community that has spurred demand for high protein and high quality food.
          Global grain consumption rose by eight percent or about 160 million tonnes over the past six years, while grain production rose by about six percent or about 110 million tonnes. This growing demand for grain has to be met from a land base that has little room from which to grow. This is one reason that fertilizer demand over the same period increased by over 10 percent or by almost 15 million nutrient tonnes. We expect the trend toward lower global crop inventories and increasing fertilizer demand to continue in 2006, although the rates may be slightly slower than recent levels.
          There are numerous factors that affect our business. Local weather conditions and crop prices can impact demand for our products for both our Retail and Wholesale businesses. However, the primary determinant of prices for nutrients is the overall supply and demand balance for each nutrient, including changes in global capacity and operating rates. Raw material costs such as energy and sulphur can also have a significant impact on prices and margins. In addition, government policies and actions both in the domestic and international markets and global economic growth rates can impact the growth rate of industrial demand. They can also influence the rate of growth in global food consumption in the long-term, as they can impact the quality of diets, particularly in less developed regions of the world.
Our Retail Business
          Our Retail business had sales in excess of $1 billion in 2005. We market seed, crop protection products, nutrients and crop services directly to growers across much of North and South America. As a result of our recent acquisitions, we currently own and operate approximately 500 retail centers in 31 states across the United States, Argentina and Chile with significant associated storage and distribution. Our Retail customers are diverse, ranging from corn farms in the Midwestern U.S. and Argentina, potato farms in Idaho and grape vineyards and almond tree farms in both California and Chile. We supply these growers with virtually all the ingredients they need to help nature nourish the soil and protect the crop in order to produce high quality, healthy food for a growing world population. We believe our Retail business provides an important and stable base to our earnings profile.
          We acquired Royster-Clark in February 2006. Royster-Clark owns and operates approximately 250 retail farm centers, 30 seed processing, fertilizer granulation and fertilizer blending facilities, and operates approximately 70 owned or leased storage warehouses and distribution terminals with combined storage capacity exceeding one million tonnes. Royster-Clark operates a small nitrogen upgrading facility, which supplies nitrogen fertilizers to its retail distribution business, third-party retailers and industrial customers.
          The Royster-Clark acquisition doubled the number of U.S. retail centers we own, which we expect will increase our U.S. retail sales by over 60 percent in 2006. Our Retail operations accounted for 38 percent of our total sales in 2005. Our Retail business purchases crop inputs from major manufacturers, including Agrium Wholesale, and generates value to the grower by distributing these inputs and providing application services, crop advice and other related services.
Our Wholesale Business
          Our Wholesale business had sales in excess of $2 billion in 2005. Wholesale produces, distributes and markets the three major crop nutrients: nitrogen, phosphate and potash, as well as sulphur, controlled release products and micronutrients. We sell more than eight million tonnes of these nutrient products annually, primarily sourced from our production facilities. These products are sold in North America and around the world, with over 85 percent marketed to the agricultural sector. Given the seasonal nature of the majority of our business, the marketing of these products is facilitated by our extensive distribution system, including over two million tonnes of owned and leased storage.
          A key strength of our Wholesale business is the diversity in our product mix, as well as geographic diversity in terms of both production and sales markets. Our potash sales accounted for over 22 percent of our wholesale gross profit in 2005. Just over half of our 2005 volumes were sold in North America with the balance marketed to offshore markets. International nitrogen gross profit from our Profertil facility in Argentina and our Kenai, Alaska facility accounted for 36 percent of our total Wholesale gross profit in 2005. Our North American nitrogen sales account for about 34 percent of our Wholesale gross profit. Our phosphate sales are almost exclusively in Western Canada and the U.S. Pacific Northwest regions, and phosphate sales accounted for about eight percent of our 2005 Wholesale gross profit.
North America Wholesale Operating Segment
          Nitrogen-based fertilizers are produced in Alberta, Canada at five plants at Carseland, Fort Saskatchewan, Joffre, Redwater and Standard/ Granum. In the U.S., we own and operate four nitrogen-based fertilizer production plants at Borger, Texas, Kenai, Alaska, Kennewick, Washington and West Sacramento, California. Sulphur and phosphate-based fertilizers are produced at our Redwater plant located in Alberta, Canada and at one phosphate-based fertilizer production facility located at Conda, Idaho, U.S. We have two phosphate rock mines which supply the plants at Redwater, Alberta and Conda, Idaho.
          We own and operate a potash mine and production facility at Vanscoy, Saskatchewan, Canada, and a micronutrient facility at Reese, Michigan, U.S.
          We have an extensive storage and wholesale distribution network serving Western Canada, the Pacific Northwest, California, the Midwest Cornbelt and the Great Plains regions of the U.S.

South America Wholesale Operating Segment
          We are a 50 percent participant in the Profertil S.A. joint venture that owns and operates a world scale nitrogen-based fertilizer plant in Bahia Blanca, Argentina.
RECENT DEVELOPMENTS
Sale of East Dubuque Nitrogen Facility
          On April 26, 2006, Rentech Inc. completed the purchase of Royster-Clark Nitrogen, Inc. from Royster-Clark, Inc., our wholly-owned subsidiary, for approximately U.S.$70 million. The sale includes the East Dubuque nitrogen facility and associated working capital acquired at closing. Concurrent with the sale we also entered into a 10-year distribution agreement relating to the sale of ammonia products manufactured at the plant. We used the proceeds from the sale to repay a portion of the outstanding indebtedness under our Credit Facilities.
Amendment to Credit Facilities
          Effective April 10, 2006, we amended our three-year syndicated revolving unsecured credit facilities (the “Credit Facilities”) to, amongst other changes, increase our permitted borrowings. Under the terms of the amended credit agreement, Agrium Inc. and Agrium U.S. Inc. may borrow up to U.S.$400 million and U.S.$200 million, respectively.
Acquisition of Royster-Clark
          On February 9, 2006, we acquired 98.68 percent of the income deposit securities (“IDSs”) of Royster-Clark Ltd. and Royster-Clark ULC. Each IDS consisted of one common share of Royster-Clark Ltd. and Cdn.$6.0832 principal amount of 14.0 percent subordinated notes of Royster-Clark ULC (“14.0% Notes”). The remaining 1.32 percent of the common shares of Royster-Clark Ltd. were acquired by us March 6, 2006 pursuant to the compulsory acquisition procedures of the Business Corporations Act (Ontario). Subsequent to February 9, 2006, we acquired Cdn.$20 million principal amount of the remaining outstanding 14.0% Notes (of which Cdn.$18 million were subordinated notes issued separately from and which did not form part of the IDSs). We paid U.S.$528 million including transaction and integration costs for these interests in Royster-Clark. See “Agrium — Our Retail Business”.
Acquisition of Nu-Gro
          On January 25, 2006, we completed a U.S.$86 million acquisition of Nu-Gro’s fertilizer technology and Canadian professional products businesses from subsidiaries of Spectrum Brands Inc. (“Spectrum”) pursuant to the terms of a share purchase agreement dated November 22, 2005. This acquisition provides us with: (a) new products in the controlled release and professional products markets that complement existing product lines in these markets; (b) strong customer relationships based on the Nu-Gro brand; and (c) four production facilities and the Nu-Gro head office in Brantford, Ontario. As part of this transaction, we entered into a multi-year supply arrangement with Spectrum to supply Spectrum’s Consumer Business.
RISK FACTORS
          Prospective investors should consider the risk factors described under “Risk Factors” in the accompanying prospectus.

SELECTED CONSOLIDATED AND PRO FORMA FINANCIAL INFORMATION
          The following tables set forth our selected consolidated financial information: (i) as at and for each of the years in the five-year period ended December 31, 2005; (ii) as at and for the year ended December 31, 2005 on a pro forma basis, after giving effect to the Acquisition; and (iii) as at and for the three-month periods ended March 31, 2006 and 2005. The selected consolidated financial information as at and for each of the years in the five-year period ended December 31, 2005 has been derived from, and should be read in conjunction with, our consolidated financial statements as at and for each of the years in the five-year period ended December 31, 2005, audited by KPMG LLP. The selected consolidated financial information as at and for the three-month periods ending March 31, 2006 and 2005 has been derived from and should be read in conjunction with our unaudited consolidated financial statements as at and for the three-month periods ended March 31, 2006 and 2005. Our consolidated financial statements are prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to note 27 of our audited consolidated financial statements as at and for the year ended December 31, 2005, incorporated by reference into this prospectus supplement. The selected pro forma consolidated financial information as at and for the year ended December 31, 2005 has been derived from, and should be read in conjunction with our unaudited pro forma consolidated balance sheet as at December 31, 2005 and our unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 reflecting the Acquisition, included in the BAR incorporated by reference into this prospectus supplement.
Consolidated Operating Statement Items

							Three Months
	Year ended December 31,						Ended
							March 31,
						2005
	2001	2002	2003	2004	2005	(Pro forma)(4)	2005	2006(5)

	(millions of U.S. dollars, except per share amounts)
Net sales	$2,063	$2,083	$2,499	$2,838	$3,294	$4,456	$537	$657
Cost of product	1,516	1,564	1,760	1,928	2,247	3,206	367	524

Gross profit	547	519	739	910	1,047	1,250	170	133
Expenses
Selling, general and administrative and other	375	307	578	287	401	552	80	158
Depreciation and amortization	141	148	140	156	146	171	38	39

Earnings (loss) before interest expense and income taxes	31	64	21	467	500	527	52	(64)
Interest(2)	91	85	80	69	49	58	14	11

Earnings (loss) before income taxes	(60)	(21)	(59)	398	451	469	38	(75)
Income taxes (recovery)	(3)	(10)	(22)	132	168	176	14	(27)

Net earnings (loss)(2)(3)	$(57)	$(11)	$(37)	$266	$283	$293	$24	$(48)

Basic earnings (loss) per share(2)	$(0.49)	$(0.08)	$(0.29)	$2.03	$2.14	$2.22	$0.18	(0.37)
Diluted earnings (loss) per share(2)	$(0.49)	$(0.08)	$(0.29)	$1.91	$2.12	$2.20	$0.18	(0.37)

Consolidated Balance Sheet Items

	As at December 31,
							As at March 31,
						2005
	2001	2002	2003	2004	2005	(Pro forma)(4)	2005	2006(5)

	(millions of US dollars)
ASSETS
Current assets
Cash and cash equivalents	$51	$109	$200	$425	$300	$—	$326	$49
Accounts receivable	218	187	314	388	443	537	357	385
Inventories	400	353	368	447	533	817	605	1,177
Prepaid expenses	34	35	60	56	91	94	62	86
Assets held for sale	—	—	—	—	—	—	—	84

	703	684	942	1,316	1,367	1,448	1,350	1,781
Property, plant and equipment	1,518	1,422	1,260	1,239	1,293	1,442	1,220	1,460
Other assets(2)	138	91	76	82	103	127	83	100
Intangible assets	—	—	—	—	—	—	—	31
Goodwill	45	—	—	—	—	—	—	121
Unallocated purchase price	—	—	—	—	—	184	—	—
Future income tax assets	—	—	—	24	22	22	24	59

Total Assets (1)	$2,404	$2,197	$2,278	$2,661	$2,785	$3,223	$2,677	$3,552

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	$211	$1	$—	$—	$5	$198	$—	$351
Accounts payable and accrued liabilities	362	340	404	472	576	810	640	1,001
Current portion of long-term debt	7	25	121	60	30	30	49	30
Liabilities related to assets held for sale	—	—	—	—	—	—	—	3

	580	366	525	532	611	1,038	689	1,385
Long-term debt(2)	969	943	821	715	442	448	540	476
Other liabilities and minority interest(1)	151	160	181	257	280	285	259	287
Future income taxes(2)	164	167	139	209	272	272	212	255

	1,864	1,636	1,666	1,713	1,605	2,043	1,700	2,403

Shareholders’ equity
Share capital
Common shares	376	484	490	553	583	583	562	601
Preferred securities(2)	18	18	18	—	—	—	—	—
Contributed surplus	—	—	1	2	3	3	2	3
Retained earnings(2)	245	191	140	392	584	584	416	536
Cumulative translation adjustment	(99)	(132)	(37)	1	10	10	(3)	9

	540	561	612	948	1,180	1,180	977	1,149

	$2,404	$2,197	$2,278	$2,661	$2,785	$3,223	$2,677	$3,552

Notes:

(1)	The selected consolidated financial information for the years 2001 and 2002 has been restated to record the effect of adoption of the accounting standard for asset retirement obligations.
footnotes continued on following page

(2)	The selected consolidated financial information for the years 2001 through 2004 has been restated to record the effect of adoption of the accounting standard for preferred share treatment as debt.

(3)	The selected consolidated financial information for 2003 includes a writedown of our Kenai, Alaska, nitrogen facility of $235-million ($140-million after tax).

(4)	The selected consolidated financial information as at and for the year ended December 31, 2005, on a pro forma basis, after giving effect to the Acquisition, has been derived from, and should be read in conjunction with, our unaudited pro forma consolidated financial statements as at and for the year ended December 31, 2005, together with the notes thereto and the compilation report of KPMG LLP, included in the BAR, dated April 25, 2006, incorporated by reference into this prospectus supplement.

(5)	The selected consolidated financial information as at and for the three-month period ended March 31, 2006 includes the results of Royster-Clark from February 9, 2006, the effective date of the Acquisition and the consolidated assets and liabilities of Royster-Clark as at March 31, 2006.
USE OF PROCEEDS
          The net proceeds to us from this offering of Debentures will be approximately U.S.$295.5 million after deducting underwriting commissions and the estimated expenses of the offering of approximately U.S.$0.8 million. We will use the net proceeds to redeem the approximately $30.0 million principal amount of our 6.86% Notes currently outstanding and the approximately $71.4 million principal amount of our 7.06% Notes currently outstanding with the balance used to repay a portion of the outstanding indebtedness under the Credit Facilities, which were used to fund, in part, the Acquisition.

CONSOLIDATED CAPITALIZATION
          The following table sets forth our consolidated cash and cash equivalents, short-term borrowings and consolidated capitalization as at March 31, 2006:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the issuance and sale of the Debentures offered hereby and the application of the estimated net proceeds therefrom as described under “Use of Proceeds”.

	March 31, 2006

	Actual	As Adjusted

	(millions of dollars)
Cash and cash equivalents(1)	$49	$49

Bank indebtedness(1)(2)(3)	$351	$162

Long-term debt(1)
6.86% senior notes due December 29, 2005 to 2007(4)	$30	—
7.06% senior notes due December 29, 2005 to 2010(4)	$71	—
7.70% debentures due February 1, 2017(5)	$100	$100
7.80% debentures due February 1, 2027(5)	$125	$125
8.25% debentures due February 15, 2011(5)	$125	$125
14.0% subordinated notes due July 22, 2020(1)(6)	$35	$35
Other(7)	$20	$20
Debentures, offered hereby	—	$300

Total long-term debt	$506	$705

Shareholders’ equity(8)
Common shares(9)	$601	$601
Contributed surplus	$3	$3
Retained earnings	$536	$536
Cumulative translation adjustment	$9	9

Total shareholders’ equity	$1,149	$1,149

Total capitalization	$1,655	$1,854

Notes:

(1)	As of May 12, 2006, our bank indebtedness had increased by $21 million, largely as a result of borrowing in our South American joint venture, and our long-term debt had decreased by $26 million, in each case since March 31, 2006. The decrease in long-term debt is the result of our offer for and repayment of approximately Cdn.$20.0 million principal amount of 14.0% Notes.

(2)	We have committed, unsecured three-year syndicated revolving Credit Facilities which mature May 13, 2009, subject to extension by our lenders. The Credit Facilities are comprised of a U.S.$400 million credit facility available to Agrium Inc. and a U.S.$200 million credit facility available to Agrium U.S. Inc.

(3)	We have a U.S.$11 million credit facility in favour of United Agri Products — Chile S.A., United Agri Products Bolivia S.R.L. and Agroservicios Pampeanos S.A. by Rabobank Nederland, Canadian Branch pursuant to a credit agreement dated February 17, 2005. Borrowings are guaranteed by Agrium Inc. and Agrium U.S. Inc.
footnotes continued on following page

(4)	We have outstanding unsecured senior notes issued in two tranches, $75 million at 6.86% maturing in 2007 with five equal annual principal repayments beginning December 2003 (the “6.86% Notes”) and $100 million at 7.06% maturing in 2010 with seven equal annual principal repayments beginning December 2004 (the “7.06% Notes”). The senior notes are guaranteed by Agrium U.S. Inc., among other subsidiaries. These notes require us to maintain certain financial ratios and to comply with other covenants. We will use a portion of the net proceeds from the offering of Debentures to redeem the approximately $30.0 million principal amount of our 6.86% Notes currently outstanding and the approximately $71.4 million principal amount of our 7.06% Notes currently outstanding. The total consideration payable by us in connection with each such redemption will depend on the date on which the redemption occurs which in turn will determine the calculation of the relevant yield maintenance amount we will pay in connection with each such redemption and the amount of accrued interest on the 6.86% Notes and 7.06% Notes then payable by us. Assuming the 6.86% Notes and 7.06% Notes were redeemed effective May 1, 2006, the total cost of redemption would have been $106 million, including payment of the yield maintenance amounts and accrued but unpaid interest as of such date.

(5)	We have outstanding unsecured senior debentures in the aggregate amount of $350 million. The senior debentures were issued in three tranches, $100 million 7.70% debentures due 2017, $125 million 7.80% debentures due 2027, and $125 million 8.25% debenture due 2011. These debentures require us to comply with certain covenants.

(6)	Our wholly-owned subsidiary Royster-Clark ULC has outstanding 14.0 percent subordinated notes due July 22, 2020. The $35.0 million principal amount of 14.0% Notes as at March 31, 2005 reflects the adjustment of the approximately Cdn.$27.0 million amount of such notes then outstanding by the offer price of Cdn.$9.20 per Cdn.$6.0832 principal amount of such notes pursuant to our offer to repurchase such notes made on March 7, 2006, converted to U.S. dollars on March 31, 2006.

(7)	Includes a capital lease obligation on our head office facilities which had a net book value of $17 million as at March 31, 2006. The lease is denominated in Canadian dollars, bears interest at 7% and expires in March 2019.

(8)	Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As at March 31, 2006, there were approximately 132 million common shares and no preferred shares outstanding.

(9)	As at March 31, 2006, there were options outstanding to purchase an aggregate of approximately 5 million common shares. In April 2004, our shareholders approved a modification to our stock option plan to include a cash feature which gives the holders a right to either purchase common shares at the exercise price or to receive cash payments equal to the excess of the market value of the common shares over the exercise price.

(10)	For the purposes of this table and the foregoing notes, all Canadian dollar amounts have been converted to U.S. dollars using the exchange rate at March 31, 2006 of Cdn.$1.00 = U.S.$0.8569.

DESCRIPTION OF THE DEBENTURES
          The following is a description of the principal terms of the Debentures. This description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the trust indenture dated May 16, 2006 (the “Indenture”) between us and J.P. Morgan Trust Company, N.A., as trustee (the “Trustee”). The Indenture is subject to and governed by the Canada Business Corporations Act and, consequently, is exempt from certain provisions of the United States Trust Indenture Act of 1939, as amended, by virtue of Rule 4d-9 thereunder. A copy of the form of the Indenture has been filed with the U.S. Securities and Exchange Commission (“SEC”) as an exhibit to the registration statement of which the accompanying prospectus forms a part. This description supplements and, to the extent inconsistent therewith, replaces the description of the Debt Securities with respect to the Debentures set forth under “Description of Debt Securities” in the accompanying prospectus.
          As used under this heading “Description of the Debentures”, all references to “we”, “us”, “our” and “Agrium” shall mean Agrium Inc. excluding, unless otherwise expressly stated or the context otherwise requires, its subsidiaries. All capitalized words used under this heading “Description of the Debentures” and not defined herein have the meanings provided for in the accompanying prospectus.
General
          Payment of the principal, premium, if any, and interest on the Debentures will be made in United States dollars.
          The Debentures initially will be issued in an aggregate principal amount of U.S.$300 million and will mature on May 23, 2036. The Debentures will bear interest at the rate of 7.125% per year. We will pay interest on the Debentures semi-annually on May 23 and November 23 of each year, beginning November 23, 2006 or from the most recent date to which interest has been paid or provided for, to the registered holders of the Debentures on the preceding May 8 or November 8, as the case may be.
          If any interest payment date or the maturity date of the Debentures falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be postponed to the next succeeding Business Day, and no interest on such payment will accrue for the period from and after such interest payment date or the maturity date of the Debentures, as the case may be.
          “Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in The City of New York.
          We may, from time to time, without consent of the holders of the Debt Securities of a particular series, including the Debentures, “reopen” such series and issue additional Debt Securities of that series. We may issue up to U.S.$500,000,000 principal amount of Debt Securities pursuant to the accompanying prospectus, including the Debentures offered hereby. There is no limit on the principal amount of Debt Securities we may issue under the Indenture from time to time.
          The Debentures will not be entitled to the benefits of any sinking fund.
          The Debentures will be represented by Global Securities registered in the name of Cede & Co., the nominee of DTC. Except as described below and in “The Depositary, Book-Entry and Settlement” in this prospectus supplement, Debentures in definitive form will not be issued.
          The nominee of DTC, as holder of record of the Global Securities, will be entitled to receive payments of principal and premium, if any, and interest by wire transfer of same day funds for payment to beneficial owners in accordance with DTC’s procedures. See “The Depositary, Book-Entry and Settlement” in this prospectus supplement. In the event that Debentures are issued in definitive form, principal of and premium, if any, and interest on the Debentures will be payable, and the Debentures will be exchangeable and transferable, at an office or agency of the Trustee in New York, New York, except that at our option, interest, if any, may be paid (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the security register or (ii) by wire transfer to an account located in Canada or the United States maintained by the Person entitled thereto as specified in the security register.
          Debentures will be issued solely as registered Debentures issuable in denominations of $1,000 and integral multiples of $1,000. No service charge will be made for any transfer or exchange of Debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.
Optional Redemption
          The Debentures will be redeemable, in whole or in part, at our option, at any time at a redemption price equal to the greater of (i) 100% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 30 basis points plus in each case accrued interest thereon to the date of redemption.
          “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.
          “Comparable Treasury Issue” means the U.S. Treasury security selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Debentures.
          “Independent Investment Banker” means one of the Reference Treasury Dealers selected by us.
          “Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if we are unable to obtain three such Reference Treasury Dealer Quotations, the average of all such quotations.
          “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 3:30 p.m. New York time on the third Business Day preceding such redemption date.
          “Reference Treasury Dealer” means each of Merrill Lynch, Pierce, Fenner & Smith Incorporated plus four others or their affiliates which are primary U.S. Government securities dealers and their respective successors, provided, however, that if any of the foregoing Reference Treasury Dealers shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we shall substitute therefor another Primary Treasury Dealer.
          Notice of any redemption will be mailed not less than 30 days and not more than 60 days before the redemption date to each registered holder of the Debentures to be redeemed.
          Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Debentures or portions thereof called for redemption.
Tax Redemption
          The Debentures will be subject to redemption as a whole, but not in part, at our option at any time, on not less than 30 nor more than 60 days prior written notice, at 100% of the principal amount, together with accrued interest thereon to the redemption date, in the event we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the

Debentures, any Additional Amounts (as defined in the accompanying prospectus) as a result of a change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of this prospectus supplement; provided that we determine, in our business judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to us (not including substitution of the obligor under the Debentures). See “Description of Debt Securities — Additional Amounts” in the accompanying prospectus.
The Depositary, Book-Entry and Settlement
          DTC will act as securities depositary for the Debentures. The Debentures may only be issued as Global Securities registered in the name of Cede & Co. (DTC’s partnership nominee), except in the limited circumstances described below.
          DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the United States Securities Exchange Act of 1934 (the “Exchange Act”). DTC holds securities that its participants (“Participants”) deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations (“Direct Participants”). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a custodial relationship with a Direct Participant either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Participants are on file with the SEC.
          Purchases of Debentures within the DTC system must be made by or through Direct Participants, which will receive a credit for the Debentures on DTC’s records. The ownership interest of each actual purchaser of Debentures (a “Beneficial Owner”) is in turn to be recorded on the Direct Participants’ and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmation providing details of the transactions, as well as periodic statements of their holdings from the Direct Participants or Indirect Participants through which the Beneficial Owners hold Debentures. Transfers of ownership interests in the Debentures will be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Debentures, except under the limited circumstances described below under “— Discontinuance of Depositary’s Services”.
          To facilitate subsequent transfers, all the Debentures deposited by Participants with DTC will be registered in the name of Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Debentures with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC will have no knowledge of the actual Beneficial Owners of the Debentures. DTC’s records will reflect only the identity of the Direct Participants to whose accounts such Debentures are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.
          Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

          Redemption notices shall be sent to Cede & Co. If less than all of the Debentures are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such Debentures to be redeemed.
          Neither DTC nor Cede & Co. will itself consent or vote with respect to the Debentures. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the relevant record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Debentures are credited on the record date (identified in a listing attached to the omnibus proxy). We believe that the arrangements among DTC, Direct Participants and Indirect Participants, and Beneficial Owners will enable the Beneficial Owners to exercise rights equivalent in substance to the rights that can be directly exercised by the registered holder of Debentures.
          Payments of principal, premium, if any, and interest on the Debentures will be made to DTC. DTC’s practice is to credit Direct Participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and practices, as is the case with securities held for the account of customers in bearer form or registered in “street name”, and such payments will be the responsibility of such Participants and not of DTC, the Trustee or us, subject to any statutory or regulatory requirements to the contrary that may be in effect from time to time. Payment of principal, premium, if any and interest to DTC is the responsibility of us or the responsibility of the Trustee, disbursements of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct Participants and Indirect Participants.
          Except as provided herein, a Beneficial Owner of an interest in a Global Security will not be entitled to receive physical delivery of Debentures. Accordingly, each Beneficial Owner must rely on the procedures of DTC, the Direct Participants and the Indirect Participants to exercise any rights under the Debentures. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests, in the Global Securities as represented by a global certificate.
          The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we will take no responsibility for the accuracy thereof.
          Neither the Trustee nor we will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
Discontinuance of Depositary’s Services
          A Global Security shall be exchangeable for Debentures registered in the names of persons other than DTC or its nominee or a successor depositary or other depositary or its nominee only if:

•	DTC or such successor depositary, as applicable, notifies us that it is unwilling or unable to continue as a depositary for such Global Security and no successor depositary shall have been appointed by us within 90 days;

•	DTC or such successor depositary, as applicable, at any time, ceases to be a clearing agency registered under the Exchange Act at which time DTC or such successor depositary, as applicable, is required to be so registered to act as such depositary and no successor depositary shall have been appointed by us within 90 days;

•	we, in our sole discretion, determine that such Global Security shall be so exchangeable; or

•	there shall have occurred and shall be continuing an event of default under the Indenture with respect to the Debentures and the Trustee has received through DTC a request from an owner of a beneficial interest in any Global Securities to exchange such Global Security for Debentures so registered.

          Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for Debentures registered in such names as DTC or such successor depositary, as applicable, shall direct. It is expected that such instructions will be based upon directions received by DTC from its Participants or such successor depositary from its participants with respect to ownership of beneficial interests in such Global Security.
The Trustee
          J.P. Morgan Trust Company, N.A. is the trustee under the Indenture. JPMorgan Chase & Co., the parent of J.P. Morgan Securities Inc., has entered into an agreement with The Bank of New York Company, Inc. (“BNY”) pursuant to which JPMorgan Chase & Co. intends to exchange portions of its corporate trust business, including municipal and corporate trusteeships, for BNY’s consumer, small business and middle market banking businesses. This transaction has been approved by both companies’ boards of directors and is subject to regulatory approvals. It is expected to close in the late third quarter or fourth quarter of 2006.
INTEREST COVERAGE RATIOS
          The following interest coverage ratios for Agrium are calculated on a consolidated basis for the twelve-month periods ended December 31, 2005 and March 31, 2006. The following ratios give effect to the approximately Cdn.$27.0 million principal amount of 14.0% Notes which became part of our consolidated indebtedness upon our acquisition of Royster-Clark on February 9, 2006, as further adjusted to reflect our March 7, 2006 offer for the then outstanding 14.0% Notes at an offer price of Cdn.$9.20 per Cdn.$6.0832 principal amount of 14.0% Notes pursuant to which we repaid approximately Cdn$20.0 million principal amount of 14.0% Notes subsequent to March 31, 2006, the issuance and sale of the Debentures and the application of the estimated net proceeds therefrom to redeem our 6.86% Notes and our 7.06% Notes as if such transactions occurred on January 1, 2005. See “Use of Proceeds”, “Recent Developments — Acquisition of Royster-Clark” and “Consolidated Capitalization” in this prospectus supplement. These ratios do not purport to reflect the actual interest coverage ratios that would have resulted if such transactions had actually occurred on January 1, 2005, nor are they indicative of interest coverage ratios for any future periods.

	December 31, 2005	March 31, 2006

Interest coverage on long-term debt(1)(2)(3)	8.30	6.91

Notes:

(1)	Interest coverage on long-term debt is equal to our consolidated net income before interest expense on long-term debt and income taxes divided by our annual interest expense on long-term debt for the relevant period, subject to the adjustments described above under the heading “Interest Coverage Ratios”.

(2)	The pro forma interest coverage ratio calculated using our pro forma statement of operations set forth in our BAR incorporated by reference herein was 8.62 for the twelve-month period ended December 31, 2005.

(3)	The interest coverage ratios have been calculated excluding the carrying charges for the $30 million in debt securities reflected as current liabilities in our consolidated balance sheets as at December 31, 2005 and March 31, 2006 and the interest expense for the $5 million and $351 million of indebtedness under our Credit Facilities as at December 31, 2005 and March 31, 2006, respectively. If such debt obligations had been classified in their entirety as long-term debt for purposes of calculating the interest coverage ratios, the entire amount of the annual carrying charges and interest expense for such debt obligations would have been reflected in the calculation of our interest obligations and the interest coverage ratios for the twelve-month periods ended December 31, 2005 and March 31, 2006 would have been 8.03 and 6.47.

          After adjusting for the issuance and sale of the Debentures and the application of the proceeds therefrom to redeem our 6.86% Notes and our 7.06% Notes, our interest requirements on long-term debt amounted to $51 million and $51 million for the twelve-month periods ended December 31, 2005 and March 31, 2006, respectively, and our net income before interest expense on long-term debt and income taxes for the twelve-month periods ended December 31, 2005 and March 31, 2006 was $498 million and $380 million, respectively, which is 9.76 times and 7.45 times our adjusted interest requirements for such periods, respectively.
CREDIT RATINGS
          We expect that the Debentures will be assigned a rating of Baa2 by Moody’s Investors Service, Inc. (“Moody’s”), BBB by Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., (“S&P”) and BBB by Dominion Bond Rating Service Limited (“DBRS”) (each a “Rating Agency”). Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of an obligation.
          The Baa2 rating expected to be assigned by Moody’s to the Debentures is the fourth highest rating of Moody’s nine rating categories for long-term debt, which range from Aaa to C. Moody’s appends numerical modifiers from 1 to 3 on its long-term debt ratings from Aa to Caa, which indicate where the obligation ranks in its ranking category, with 1 being the highest. Obligations rated Baa are defined by Moody’s as being subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody’s is also expected to assign a stable outlook to the rating, which is Moody’s opinion regarding the likely direction of a rating over the medium term.
          The BBB rating expected to be assigned by S&P to the Debentures is the fourth highest rating of S&P’s ten rating categories for long-term debt which range from AAA to D. Issues of debt securities rated BBB are judged by S&P to exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category. S&P is also expected to assign a stable outlook to the ratings, which is S&P’s assessment of the potential direction of the rating over the intermediate term.
          The BBB rating expected to be assigned by DBRS to the Debentures is the fourth highest of ten rating categories for long-term debt, which range from AAA to D. DBRS uses “high” and “low” designations on ratings from AA to C to indicate the relative standing of securities being rated within a particular rating category. The absence of a “high” or “low” designation indicates that a rating is in the “middle” of the category. The BBB rating indicates that, in DBRS’ view, the rated securities are of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities. DBRS is also expected to assign a stable outlook to the rating, which provides DBRS’ opinion regarding the outlook of the rating.
          The credit ratings expected to be assigned to the Debentures by the Rating Agencies are not recommendations to purchase, hold or sell the Debentures inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant and, if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.

CERTAIN INCOME TAX CONSIDERATIONS
          The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them of purchasing, holding or disposing of the Debentures having regard to their own particular circumstances, including any consequences of an investment in the Debentures arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.
Certain Canadian Federal Income Tax Considerations
          The following summary describes the principal Canadian federal income tax consequences generally applicable to a purchaser of Debentures pursuant to this prospectus supplement who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times, is not, and is not deemed to be, resident in Canada, who does not use or hold and is not deemed to use or hold the Debentures in carrying on a business in Canada and deals at arm’s length with Agrium (a “Non-Resident Holder”). The summary does not apply to Non-Resident Holders that are “financial institutions” within the meaning of section 142.2 of the Tax Act or to Non-Resident Holders that carry on an insurance business in Canada or elsewhere and any such Non-Resident Holders should obtain independent advice as to the tax consequences of acquiring and holding the Debentures.
          This summary is based on the current provisions of the Tax Act, the regulations thereunder, applicable jurisprudence, counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”), and all specific proposals to amend the Tax Act and the regulations thereunder, which have been publicly announced by the Department of Finance (Canada) prior to the date hereof (the “Proposed Amendments”). This summary assumes that all Proposed Amendments will be enacted in their present form, but no assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.
          This summary is of a general nature only, is not exhaustive of all Canadian federal income tax consequences and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. The tax liability of each Non-Resident Holder will depend on the Non-Resident Holder’s particular circumstances. Accordingly, it is recommended that Non-Resident Holders consult their own tax advisors as to the particular tax consequences to them of acquiring and holding the Debentures.
          The payment of interest on the Debentures by Agrium to a Non-Resident Holder will not be subject to withholding under the Tax Act. There will be no other taxes on income or capital gains payable under the Tax Act in respect of the holding, redemption or disposition of the Debentures or the receipt of interest on the Debentures by a Non-Resident Holder.
Certain U.S. Federal Income Tax Considerations
          The following summary describes certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of Debentures by United States persons (as defined below) who purchase Debentures in this offering at the issue price set forth on the cover of this prospectus supplement and who hold the notes as capital assets (“U.S. Holders”) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, insurance companies, persons that are traders in securities that elect to apply a mark-to-market accounting method, regulated investment companies, real estate investment trusts, tax-exempt organizations, persons holding the Debentures as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, U.S. Holders whose “functional currency” is not the U.S. dollar, U.S. Holders subject to the alternative minimum tax provisions of the Code, and holders who are not U.S. Holders. In addition, this summary does not address the tax consequences applicable to subsequent purchasers of the Debentures and does not address any aspect of gift, estate or inheritance, or state, local or foreign tax law. Furthermore, the summary below is based upon the provisions of the Code and U.S. Treasury regulations, administrative rulings, and judicial decisions under the Code as of the date of this prospectus supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (“IRS”) will take a similar view as to any of the tax consequences described in this summary.
          Persons considering the purchase, ownership or disposition of Debentures should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any state or of any local or foreign taxing jurisdiction.
          As used in this section, the term “United States person” means a beneficial owner of a Debenture that is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision of the United States, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (B) that was in existence on August 20, 1996, was treated as a United States person under the Code on the previous day, and validly elected to continue to be so treated under applicable U.S. Treasury regulations.
          If a partnership (or an entity taxable as a partnership for U.S. federal income tax purposes) holds a Debenture, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A partner of a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holding a Debenture should consult its own tax advisors.
     Payments of Interest
          Interest on a Debenture will generally be includible by a U.S. Holder as ordinary income at the time the interest is paid or accrued, depending on the U.S. Holder’s method of accounting for U.S. federal income tax purposes. In addition to interest on the Debentures, a U.S. Holder will be required to include as income any additional amounts we may pay to cover any Canadian taxes withheld from interest payments. As a result, a U.S. Holder may be required to include more interest in gross income than the amount of cash it actually receives. A U.S. Holder may be entitled to deduct or credit foreign withheld tax, subject to applicable limitations in the Code. For U.S. foreign tax credit purposes, interest income on a Debenture generally will constitute foreign source income and, for taxable years beginning before January 1, 2007 generally will be considered “passive income” or “financial services income”, or, if the applicable rate of Canadian withholding tax is 5% or more, interest on the Debentures will be treated as “high withholding tax interest”. For taxable years beginning after December 31, 2006, interest income on a Debenture generally will be considered either “passive category income” or “general category income” for U.S. foreign tax credit purposes. The rules governing the foreign tax credit are complex and investors are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.
     Sale, Exchange or Retirement of the Debentures
          Upon the sale, exchange or retirement of a Debenture, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income) and the

U.S. Holder’s adjusted tax basis in the Debenture. Such gain or loss generally will constitute long-term capital gain or loss if the Debenture was held by such U.S. Holder for more than one year and otherwise will be short-term capital gain or loss. Under current law, net capital gains of non-corporate taxpayers (including individuals) are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. In the case of a U.S. Holder who is a United States resident (as defined in Section 865 of the Code), any such gain or loss will be treated as U.S. source, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.
     Backup Withholding and Information Reporting
          In general, information reporting requirements will apply to payments of principal and interest on a Debenture and payments of the proceeds of sale to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a backup withholding tax may apply to such payments if such a U.S. Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding rules. Any amounts withheld under those rules will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability or refundable to the extent it exceeds such liability. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.
          The discussion of U.S. federal income tax consequences set forth above is for general information only. Prospective purchasers should consult their tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the Debentures, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in U.S. federal or other tax laws.

UNDERWRITING
          Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as the representative of the underwriters named below. Subject to the terms of and conditions contained in an underwriting agreement dated May 17, 2006, the underwriters have severally agreed to purchase, and we have agreed to sell to them, severally, the principal amount of Debentures listed opposite their names below:

	Principal Amount of
	Debentures
Underwriters
Merrill Lynch, Pierce, Fenner & Smith Incorporated	U.S.$	187,500,000
J.P. Morgan Securities Inc.		37,500,000
RBC Capital Markets Corporation		37,500,000
Scotia Capital (USA) Inc.		37,500,000

Total	U.S.$	300,000,000

          The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all the Debentures if any are purchased. We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the United States Securities Act of 1933, or to contribute to payments which the underwriters may be required to make in respect thereof.
          The underwriters are offering the Debentures, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Debentures, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and reject orders in whole or in part.
          The underwriters have advised us that they propose to offer the Debentures to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price, less a concession not in excess of .525% of the principal amount of the Debentures. The underwriters may allow, and such dealers may re-allow, a discount to certain other dealers, not in excess of .3675% of the principal amount of the Debentures. After the initial public offering of the Debentures, the public offering price, concessions and discounts may be changed.
          The expenses of the offering, not including the underwriting commissions, are estimated to be approximately U.S.$0.8 million and are payable by us.
          The Debentures are not being and may not be offered, sold or delivered, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any Debentures purchased by it in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada, and that any selling agreement or similar agreement with respect to the Debentures will require each dealer or other party thereto to make an agreement to the same effect.
          The Debentures are a new issue of securities with no established trading market. The Debentures will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the Debentures after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures or that an active public market for the Debentures will develop. If an active public trading market for the Debentures does not develop, the market price and liquidity of the Debentures may be adversely affected.

          Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which services they have received, and may in the future receive, customary fees. Also, certain of the underwriters are affiliates of banks which are lenders to us and to which we are currently indebted. As a consequence of their participation in the offering, the underwriters affiliated with such banks will be entitled to share in the underwriting commission relating to the offering of the Debentures. The decision to distribute the Debentures hereunder and the determination of the terms of this offering were made through negotiations between us and the underwriters. Although the banks did not have any involvement in such decision or determination, a portion of the proceeds of the offering will be used by us to repay indebtedness to such banks. See “Use of Proceeds”. As a result, such banks may in the aggregate receive more than 10% of the net proceeds from the offering of the Debentures in the form of the repayment of such indebtedness. Accordingly, the offering of the Debentures is being made pursuant to Rule 2710(h) of the Conduct Rules of the U.S. National Association of Securities Dealers, Inc. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities expected to be rated BBB or better by S&P and Moody’s.
          In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the Debentures. Such transactions consist of bids or purchases to peg, fix or maintain the price of the Debentures. If the underwriters create a short position in the Debentures in connection with the offering, i.e., if they sell more Debentures than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing Debentures in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.
          Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the Debentures. In addition, neither we, nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
LEGAL MATTERS
          Certain legal matters in respect of the Debentures will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, and certain legal matters will be passed upon for the underwriters by Bennett Jones LLP, Calgary, Alberta, and by Sidley Austin llp , New York, New York. As to all matters of Canadian federal and Alberta law, Paul, Weiss, Rifkind, Wharton & Garrison LLP may rely upon the opinion of Blake, Cassels & Graydon LLP. As to all matters of U.S. federal and New York law, Blake, Cassels & Graydon LLP may rely upon the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.
          The partners and associates of Blake, Cassels & Graydon LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP as a group beneficially own, directly or indirectly, less than one percent of our outstanding securities of any class.

EXPERTS
          Our consolidated financial statements as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 incorporated by reference into this prospectus supplement have been audited by KPMG LLP, independent auditors, as indicated in their report dated February 22, 2006 and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.
          The financial statements of Royster-Clark as at December 31, 2005 and for the period January 24, 2005 (inception) to December 31, 2005 incorporated by reference into this prospectus supplement have been audited by KPMG LLP, independent auditors, as indicated in their report dated March 28, 2006 and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.
          For information regarding our independent chartered accountants, see “Interests of Experts” in our AIF. KPMG LLP has confirmed that it is independent with respect to Royster-Clark in accordance with the rules of professional conduct in Ontario.
          With respect to our pro forma consolidated balance sheet as at December 31, 2005 and our pro forma consolidated statement of operations for the year ended December 31, 2005, incorporated by reference herein, KPMG LLP have reported that they applied limited procedures in accordance with Canadian professional standards for preparation of a compilation report. However, their separate “Comments for United States readers on differences between Canadian and United States reporting standards” included in the Form F-9 relating to the Securities that we filed with the SEC that is related to their compilation report included in the BAR incorporated by reference herein states that they are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. KPMG LLP are not subject to the liability provisions of section 11 of the Securities Act of 1933 for their report on the pro forma financial information and the related comments for the United States readers on differences between Canadian and United States reporting standards because that report is not a “report” or a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.

Base Shelf Prospectus
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This short form prospectus has been filed under legislation in the province of Alberta that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.
Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Agrium Inc. at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8, Phone: (403) 225-7000, and are also available electronically at www.sedar.com.
SHORT FORM PROSPECTUS

New Issue	May 15, 2006
Agrium Inc.
U.S.$500,000,000
Debt Securities
(Unsecured)
          We may from time to time offer to the public in one or more series unsecured debt securities consisting of debentures, notes or other unsecured evidences of indebtedness (“Debt Securities”) in an aggregate principal amount of up to U.S.$500,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) during the 25 month period that this prospectus, including any amendments hereto, remains valid. The aggregate amount shall be calculated, in the case of interest bearing Debt Securities, on the basis of the principal amount of Debt Securities issued, and, in the case of non-interest bearing Debt Securities, on the basis of the gross proceeds received by us. Debt Securities will rank pari passu with all of our other unsecured and unsubordinated indebtedness.
          Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.
          We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We prepare our financial statements incorporated by reference herein in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to the financial statements of U.S. companies in certain respects. Information regarding the impact upon our financial statements of significant differences between Canadian and U.S. generally accepted accounting principles is contained in the notes to our consolidated financial statements incorporated by reference in this prospectus.
          You should be aware that the purchase of the Debt Securities may have tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in this prospectus and any applicable prospectus supplement.
          Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, most of our officers and directors and most of the experts named in this prospectus are residents of Canada, and a substantial portion of our assets are located outside the United States.
          Debt Securities may be offered in amounts and on such terms and conditions as may be determined from time to time depending upon our financing requirements, prevailing market conditions and other factors. The specific terms of any offering of Debt Securities including, where applicable, the specific designation of the Debt Securities, the currency, the maturity, the offering price, whether the Debt Securities will bear interest, the interest rate or method for determining the interest rate, any terms of redemption and any other specific terms, will be set forth in a prospectus supplement which will accompany this prospectus. We may also include in a prospectus supplement specific terms pertaining to Debt Securities which are not within the options and parameters set forth in this prospectus.

          All shelf information permitted under applicable law to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus, such delivery to be effected in the case of United States purchasers through the filing of such supplement on the internet at www.sec.gov. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the Debt Securities to which the prospectus supplement pertains.
          We may sell Debt Securities to or through underwriters or dealers purchasing as principals, and may also sell Debt Securities to one or more purchasers directly or through agents. See “Plan of Distribution”. The prospectus supplement relating to a particular offering of Debt Securities will identify each underwriter, dealer or agent, as the case may be, engaged by us in connection with the offering and sale of the Debt Securities, and will set forth terms of the offering of Debt Securities, including the method of distribution of such Debt Securities, the proceeds to us and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. It will also set forth the proceeds to us.
          Unless otherwise specified in the applicable prospectus supplement, each series or issue of Debt Securities will be a new issue of Debt Securities with no established trading market. The Debt Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis the Debt Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers, in which case the compensation payable to any underwriter, dealer or agent in connection with any such sale will be the amount, if any, by which the aggregate price paid for the Debt Securities by the purchasers exceeds the gross proceeds paid by the underwriter, dealer or agent to us and the price at which the Debt Securities will be offered and sold may vary as between purchasers during the distribution period.
          Unless otherwise specified in the applicable prospectus supplement, the Debt Securities will not be listed on any securities or stock exchange. There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus. This may affect the pricing of the Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities and the extent of our regulation. See “Risk Factors”.
          Our head and registered office is located at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8.
The date of this prospectus is May 15, 2006

DEFINITIONS AND OTHER MATTERS
      Except as set forth under “Description of Debt Securities”, and unless the context otherwise requires, all references in this prospectus and in any prospectus supplement to “Agrium”, “we”, “us” or “our” means Agrium Inc. and its consolidated subsidiaries and any partnership of which Agrium Inc. and its subsidiaries are the partners.
      This prospectus is part of a registration statement on Form F-9 relating to the Debt Securities that we filed with the U.S. Securities and Exchange Commission (the “SEC”). Under the registration statement, we may, from time to time, sell any of the Debt Securities described in this prospectus in one or more offerings up to an aggregate initial offering price of U.S.$500,000,000. This prospectus provides you with a general description of the Debt Securities that we may offer. Each time we sell Debt Securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering of Debt Securities. The prospectus supplement may also add to, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement. This prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Debt Securities.
      We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from U.S. generally accepted accounting principles (“U.S. GAAP”). Therefore, our consolidated financial statements incorporated by reference in this prospectus, in any applicable prospectus supplement, and in the documents incorporated by reference in this prospectus, may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to Note 27 of our consolidated financial statements as at and for the year ended December 31, 2005 for a discussion of the principal differences between our financial results and financial condition determined under Canadian GAAP and under U.S. GAAP.
EXCHANGE RATES
      In this prospectus, references to “dollars”, “$”, and “U.S. $” are to United States dollars, and references to “Cdn. $” are to Canadian dollars. The exchange rate between the Canadian dollar and the United States dollar used in this prospectus varies depending on the date and context of the information contained herein.
      The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods and (iii) the high and low exchange rates during each period, in each case based on the inverse of the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	Three Months
	Ended
	March 31,		Year Ended December 31,

	2005	2006	2001	2002	2003	2004	2005

Rate at end of period	0.8269	0.8569	0.6279	0.6329	0.7738	0.8310	0.8579
Average rate for period	0.8155	0.8660	0.6458	0.6368	0.7139	0.7682	0.8254
High for period	0.8346	0.8834	0.6697	0.6619	0.7738	0.8493	0.8690
Low for period	0.7961	0.8528	0.6241	0.6200	0.6349	0.7158	0.7872
      On May 15, 2006, the inverse of the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Cdn. $1.00 = U.S. $0.8975.
FORWARD-LOOKING STATEMENTS
      Certain statements and other information included or incorporated by reference in this prospectus or in any applicable prospectus supplement constitute forward-looking statements as defined under applicable securities legislation. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would” and “could” and other similar expressions. These forward-looking statements include, but are not limited to, references to:

•	disclosures made in our management’s discussion and analysis for the year ended December 31, 2005 incorporated by reference herein including under the headings “Outlook” and “Royster-Clark Acquisition” and in our management’s discussion and analysis for the three-month period ended March 31, 2006 incorporated by reference herein;

•	our corporate goals;

•	key drivers for our business and industry trends;

•	the amount and type of future capital expenditures and capital resources;

•	future cash requirements and long-term obligations;

•	business strategies and plans for implementing them;

•	goals, expansion and growth of our business and operations;

•	future seed volumes, prices and sales;

•	availability of raw materials, particularly gas availability or gas price relative to nitrogen prices;

•	risk mitigation activities;

•	qualification of derivative contracts for hedge accounting;

•	our future results and plans respecting our acquisitions;

•	the terms of the offering of our Debt Securities;

•	our ratings outlook;

•	environmental and civil liabilities;

•	insurance coverage and legal proceedings;

•	risk factors; and

•	stock-based compensation.
      These forward-looking statements are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Our expectations regarding future developments are also based, in part, upon our assumptions respecting our ability to successfully integrate recent acquisitions into our existing businesses and to achieve consequent synergies and expected increased revenues.
      However, such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in this prospectus or in any prospectus supplement, or in any document incorporated by reference herein or therein, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks include, but are not limited to:

•	general economic, market and business conditions, including: supply and demand for crop nutrients, seed and crop protection chemicals; supply and demand for grain and other agricultural crops; changes in government, agricultural, safety, environmental and other legislation and policies; fluctuations in foreign exchange rates, nutrient prices or feedstock prices or other costs that cannot be recovered through increases in nutrient prices; actions by competitors and others including changes to industry capacity and utilization and product pricing; performance by customers, suppliers, personnel and counterparties to financial instruments; and changes in capital markets;

•	weather conditions and seasonal patterns;

•	general operating risks associated with: investment and operations in foreign jurisdictions including those relating to economic, political and regulatory policies of local governments; our ability to anticipate our future cash requirements and manage our long-term obligations; the level and effectiveness of future capital expenditures and reliability of performance of existing capital assets; our ability to transport or deliver product to markets; present and discontinued mining operations; and labor disruptions; and,

•	strategic risks including: our ability to implement our business strategy; results of our risk mitigation strategies, including gas or energy hedging programs and insurance; our ability to integrate any assets we have acquired or we may acquire or the performance of those assets; the opportunities, or lack of opportunities, that may be presented to and pursued by us; technological changes; and other factors, many of which are beyond our control.
      The above items and their possible impact are discussed more fully in the relevant parts of our management’s discussion and analysis for the year ended December 31, 2005 incorporated by reference herein and in particular the sections headed “Our Key Business Sensitivities” and “Business Risks” therein, and are further discussed in the relevant parts of our management’s discussion and analysis for the three months ended March 31, 2006 incorporated by reference herein and in particular the section headed

“Key Risks and Uncertainties” therein, and are further discussed in the “Risk Factors” section in this prospectus. Consequently, all of the forward-looking statements made in or incorporated by reference in this prospectus, or in any applicable prospectus supplement, are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Except as required by law, we undertake no obligation to update or revise forward-looking statements even if circumstances or management’s estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.
DOCUMENTS INCORPORATED BY REFERENCE
      Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8, (403) 225-7000.
      The following documents, filed with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, this prospectus:

(a)	our annual information form dated February 22, 2006 (“AIF”) for the year ended December 31, 2005;

(b)	our management proxy circular dated March 14, 2006 relating to the annual general meeting of our shareholders held on May 9, 2006;

(c)	our consolidated balance sheets as at December 31, 2005 and 2004 and our consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005, together with the report of our auditors thereon;

(d)	our management’s discussion and analysis for the fiscal year ended December 31, 2005;

(e)	our consolidated balance sheets as at March 31, 2006 and 2005 and our consolidated statements of operations and retained earnings and cash flows for the three-month periods ended March 31, 2006 and 2005;

(f)	our management’s discussion and analysis for the fiscal quarter ended March 31, 2006;

(g)	our material change report dated February 17, 2006 relating to our acquisition of Royster-Clark Ltd. and Royster-Clark ULC (collectively, “Royster-Clark”); and

(h)	our business acquisition report dated April 25, 2006 (“BAR”) relating to our acquisition of Royster-Clark.
      Any documents of the type referred to in the preceding paragraph (excluding confidential material change reports) or required to be incorporated by reference herein under National Instrument 44-101 — Short Form Prospectus Distributions, including interim financial statements, as well as all prospectus supplements disclosing additional or updated information, filed by us with securities commissions or similar authorities in Canada subsequent to the date of this prospectus and prior to 25 months from the date hereof shall be deemed to be incorporated by reference into this prospectus.
      To the extent that any document or information incorporated by reference into this prospectus is included in a report on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement relating to the Debt Securities of which this prospectus forms a part.
      Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except to the extent as so modified or superseded, to constitute a part of this prospectus.
      Upon our new annual information form and the related annual audited consolidated financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the term of this prospectus, our previous annual information form, our previous annual audited consolidated financial statements, all interim unaudited financial statements, material change reports, business acquisition reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Debt Securities hereunder.
      A prospectus supplement containing the specific variable terms of an offering of Debt Securities will be delivered to purchasers of such Debt Securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement, but only for the purposes of the offering of the Debt Securities covered by that prospectus supplement.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form F-9 relating to the Debt Securities. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits to the registration statement for a more complete description of the document involved. Each such statement is qualified in its entirety by such reference.
      We file annual and quarterly financial information and material change reports and other material with the SEC and with the securities commission or similar regulatory authority in each of the provinces of Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read and copy any document that we have filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download any public document that we have filed with the securities commission or similar regulatory authority in each of the provinces of Canada at www.sedar.com.
ENFORCEABILITY OF CIVIL LIABILITIES
      We are a corporation existing under the Canada Business Corporations Act. Most of our directors and officers, and most of the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Debt Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Debt Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.
      We filed with the SEC, concurrently with our registration statement on Form F-9, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the Debt Securities under this prospectus.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
      The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: (i) our AIF; (ii) our management proxy circular dated March 14, 2006 relating to the annual general meeting of our shareholders held on May 9, 2006; (iii) our consolidated balance sheets as at December 31, 2005 and 2004 and our consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005, together with the report of our auditors thereon; (iv) our management’s discussion and analysis for the fiscal year ended December 31, 2005; (v) our consolidated balance sheets as at March 31, 2006 and 2005 and our consolidated statements of operations and retained earnings and cash flows for the three-month periods ended March 31, 2006 and 2005; (vi) our management’s discussion and analysis for the fiscal quarter ended March 31, 2006; (vii) our material change report dated February 17, 2006; (viii) our BAR; (ix) consents of KPMG LLP; (x) powers of attorney; (xi) the form of Indenture; (xii) comments by auditors for U.S. readers on Canada-U.S. reporting differences to our consolidated financial statements; (xiii) comments for U.S. readers on differences between Canadian and U.S. reporting standards; (xiv) awareness letter of KPMG LLP concerning the compilation report contained in our BAR; and (xv) statement of eligibility of the Trustee.
RISK FACTORS
      In addition to the risk factors set forth below, additional risk factors are discussed: (i) on pages 13 through 16 inclusive in our AIF; (ii) in our management’s discussion and analysis for the year ended December 31, 2005, including in particular the risk factors set out under the sections “Our Key Business Sensitivities” and “Business Risks”; and (iii) in the relevant parts of our management’s discussion and analysis for the three months ended March 31, 2006 and in particular the section headed “Key Risks and Uncertainties” therein, which risk factors are incorporated herein by reference. Prospective purchasers of Debt Securities should consider carefully the risk factors set forth below and incorporated herein by reference as well as other information contained in and incorporated by reference in this prospectus, and in the applicable prospectus supplement, particularly in our current annual information form and annual and interim management’s discussion and analysis, before purchasing the Debt Securities offered hereby.
          The Debt Securities will be effectively subordinated to certain indebtedness of our subsidiaries and the Agrium Partnership.
      Substantially all of our business activities are conducted by our direct and indirect wholly-owned subsidiaries and AGRIUM, a general partnership organized under the laws of Alberta (the “Agrium Partnership”). The Debt Securities will be obligations exclusively of Agrium Inc. Neither our subsidiaries nor the Agrium Partnership will guarantee the payment of principal of or interest on the Debt Securities. The Debt Securities will therefore be effectively subordinated to all existing and future obligations of our subsidiaries and the Agrium Partnership as a result of Agrium Inc. being a holding company. In the event of an insolvency, liquidation or other reorganization of any of our subsidiaries or the Agrium Partnership, creditors of Agrium Inc. (including the holders of the Debt Securities), as well as shareholders of Agrium Inc., will have no right to proceed against the assets of such subsidiaries or the Agrium Partnership or to cause the liquidation or bankruptcy of the subsidiaries or the Agrium Partnership under applicable bankruptcy laws. Creditors of such subsidiaries or the Agrium Partnership would be entitled to payment in full from such assets before Agrium Inc., as a shareholder, would be entitled to receive any distribution therefrom. Claims of creditors of such subsidiaries and the Agrium Partnership will have priority with respect to the assets and earnings of such subsidiaries and the Agrium Partnership over the claims of creditors of Agrium Inc., including claims under the Debt Securities except to the extent that Agrium Inc. may itself be a creditor with recognized claims against the subsidiaries or the Agrium Partnership ranking at least pari passu with such other creditors, in which case the claims of Agrium Inc. would still be effectively junior to any mortgage or other liens on the assets of such subsidiaries or the Agrium Partnership and would still be effectively subordinate to any mortgage or other liens on the assets of such subsidiaries or the Agrium Partnership senior to that held by Agrium Inc. As of March 31, 2006, Agrium Inc.’s subsidiaries (including for greater certainty Profertil S.A.) and the Agrium Partnership had approximately $944 million of accounts payable and accrued liabilities (excluding intercompany liabilities). There are no terms of the Debt Securities that limit the ability of our subsidiaries and the Agrium Partnership to incur additional indebtedness.
      In addition, as a result of Agrium Inc. being a holding company, Agrium Inc.’s operating cash flow and its ability to service its indebtedness, including the Debt Securities, is dependent upon the operating cash flow of its subsidiaries and the Agrium Partnership and the payment of funds by such subsidiaries and the Agrium Partnership to Agrium Inc. in the form of loans, dividends or otherwise. Our subsidiaries and the Agrium Partnership have no obligation, contingent or otherwise, to pay amounts due pursuant to the Debt Securities or to make any funds available therefor, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to Agrium Inc. by its subsidiaries and the Agrium Partnership may be subject to statutory or contractual restrictions (including requirements to maintain minimum levels of working capital and other assets), are contingent upon the earnings of those subsidiaries and the Agrium Partnership and are subject to various business and other considerations.
          There can be no assurance as to the liquidity of the trading market for the Debt Securities or that a trading market for the Debt Securities will develop.
      Prior to an offering of Debt Securities, there will be no public market for the Debt Securities. There can be no assurance that an active trading market for the Debt Securities will develop or be sustained. Unless otherwise specified in the applicable prospectus supplement, there is no market through which the Debt Securities may be sold and purchasers may not be able to resell Debt Securities purchased under this prospectus and the relevant prospectus supplement. This may affect the pricing of the Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities, and the extent of issuer regulation.
          Credit ratings may not reflect all risks of an investment in the Debt Securities and may change.
      Credit ratings may not reflect all risks associated with an investment in the Debt Securities. Any credit ratings applied to the Debt Securities are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the Debt Securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the Debt Securities. There is no assurance that any credit rating assigned to the Debt Securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

          Changes in interest rates may cause the value of the Debt Securities to decline.
      Prevailing interest rates will affect the market price or value of the Debt Securities. The market price or value of the Debt Securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.
          We may fail to realize anticipated benefits of acquisitions.
      We make acquisitions of businesses and assets in the ordinary course of business. Achieving the benefits of any acquisition depends in part on successfully retaining key employees and customer relationships and integrating operations and procedures in a timely and efficient manner. Such integration may require substantial management effort, time and resources, may divert management’s focus from other strategic opportunities and operational matters and ultimately we may fail to realize anticipated benefits of acquisitions.
      In February 2006 we acquired Royster-Clark. While we have begun to integrate Royster-Clark’s operations and assets into our existing business, there can be no assurance that we will realize all or any of the anticipated benefits of such acquisition, including any of the anticipated operational synergies from such acquisition, that we will be successful in integrating the Royster-Clark retail distribution system with our existing retail operations and assets or that we will be successful in integrating the Royster-Clark supply chain management processes with our similar processes.
AGRIUM
      We are a publicly-traded major retailer of agricultural products and services in the United States, Argentina and Chile and a global producer and wholesale marketer of nutrients for agricultural and industrial markets. In early 2006, we acquired two additional businesses as discussed under “Recent Developments”, including Royster-Clark which had net sales in 2005 of approximately $1.2 billion.
Our Retail Business
      We acquired Royster-Clark in February 2006. Royster-Clark owns and operates approximately 250 retail farm centers, 30 seed processing, fertilizer granulation and fertilizer blending facilities, and operates approximately 70 owned or leased storage warehouses and distribution terminals with combined storage capacity exceeding one million tonnes. Royster-Clark operates a small nitrogen upgrading facility, which supplies nitrogen fertilizers to its retail distribution business, third-party retailers and industrial customers.
      As a result of our recent acquisitions, we currently own and operate approximately 500 retail centers in 31 states across the United States, Argentina and Chile with significant associated storage and distribution.
North America Wholesale Operating Segment
      Nitrogen-based fertilizers are produced in Alberta, Canada at five plants at Carseland, Fort Saskatchewan, Joffre, Redwater and Standard/ Granum. In the U.S., we own and operate four nitrogen-based fertilizer production plants at Borger, Texas, Kenai, Alaska, Kennewick, Washington and West Sacramento, California. Sulphur and phosphate-based fertilizers are produced at the Redwater plant located in Alberta, Canada and at one phosphate-based fertilizer production facility located in Conda, Idaho, U.S. We have two phosphate rock mines, which supply the plants at Redwater, Alberta and Conda, Idaho.
      We own and operate a potash mine and production facility at Vanscoy, Saskatchewan, Canada, and a micronutrient facility at Reese, Michigan, U.S.
      We have an extensive storage and wholesale distribution network serving Western Canada, the Pacific Northwest, California, the Midwest Cornbelt and the Great Plains regions of the U.S.

South America Wholesale Operating Segment
      We are a 50 percent participant in the Profertil S.A. joint venture that owns and operates a world scale nitrogen-based fertilizer plant in Bahia Blanca, Argentina.
RECENT DEVELOPMENTS
Sale of East Dubuque Nitrogen Facility
      On April 26, 2006, Rentech Inc. completed the purchase of Royster-Clark Nitrogen, Inc. from Royster-Clark, Inc., our wholly-owned subsidiary, for approximately $70 million. The sale includes the East Dubuque nitrogen facility and associated working capital acquired at closing. Concurrent with the sale we also entered into a 10-year distribution agreement relating to the sale of ammonia products manufactured at the plant. We used the proceeds from the sale to repay a portion of the outstanding indebtedness under our Credit Facilities.
Amendment to Credit Facilities
      Effective April 10, 2006, we amended our three-year syndicated revolving unsecured credit facilities (the “Credit Facilities”) to, amongst other changes, increase our permitted borrowings. Under the terms of the amended credit agreement, Agrium Inc. and Agrium U.S. Inc. may borrow up to U.S.$400 million and U.S.$200 million, respectively.
Acquisition of Royster-Clark
      On February 9, 2006, we acquired 98.68 percent of the income deposit securities (“IDSs”) of Royster-Clark Ltd. and Royster-Clark ULC. Each IDS consisted of one common share of Royster-Clark Ltd. and Cdn.$6.0832 principal amount of 14.0 percent subordinated notes of Royster-Clark ULC (“14.0% Notes”). The remaining 1.32 percent of the common shares of Royster-Clark Ltd. were acquired by us March 6, 2006 pursuant to the compulsory acquisition procedures of the Business Corporations Act (Ontario). Subsequent to February 9, 2006, we acquired Cdn.$20 million principal amount of the remaining outstanding 14.0% Notes (of which Cdn.$18 million were subordinated notes issued separately from and which did not form part of the IDSs). We paid $528 million including transaction and integration costs for these interests in Royster-Clark.
Acquisition of Nu-Gro
      On January 25, 2006, we completed a U.S.$86 million acquisition of Nu-Gro’s fertilizer technology and Canadian professional products businesses from subsidiaries of Spectrum Brands Inc. (“Spectrum”) pursuant to the terms of a share purchase agreement dated November 22, 2005. This acquisition provides us with: (a) new products in the controlled release and professional products markets that complement existing product lines in these markets; (b) strong customer relationships based on the Nu-Gro brand; and (c) four production facilities and the Nu-Gro head office in Brantford, Ontario. As part of this transaction, we entered into a multi-year supply arrangement with Spectrum to supply Spectrum’s Consumer Business.
CONSOLIDATED CAPITALIZATION
      Since March 31, 2006, there have been no material changes in our share and loan capital other than our offer for and repayment of approximately Cdn. $20.0 million principal amount of 14.0% Notes at a cost of approximately Cdn. $30.3 million, and a $21 million increase in our bank indebtedness as at May 12, 2006, largely as a result of borrowing in a South American subsidiary.

INTEREST COVERAGE RATIOS
      The following interest coverage ratios for Agrium are calculated on a consolidated basis for the twelve month periods ended December 31, 2005 and March 31, 2006 and are based on audited financial information, in the case of December 31, 2005, and unaudited financial information, in the case of March 31, 2006. The coverage ratios set out below do not give effect to the issue of any Debt Securities pursuant to this prospectus since the aggregate principal amount of Debt Securities that will be issued hereunder and the terms of issue are not presently known. The interest coverage ratios set out below do not purport to be indicative of interest coverage ratios for any future period.

	December 31, 2005	March 31, 2006

Interest coverage on long-term debt(1)(2)(3)	10.83	9.27

Notes:

(1)	Interest coverage on long-term debt is equal to our consolidated net income before interest expense on long-term debt and income taxes divided by our interest expense on long-term debt for the relevant period, adjusted to give effect to the approximately Cdn.$27.0 million principal amount of 14.0% Notes which became part of our consolidated indebtedness upon our acquisition of Royster-Clark on February 9, 2006, as further adjusted to reflect our March 7, 2006 offer for the then outstanding 14.0% Notes at an offer price of Cdn.$9.20 per Cdn.$6.0832 principal amount of 14.0% Notes pursuant to which we repaid approximately Cdn.$20.0 million principal amount of 14.0% Notes subsequent to March 31, 2006, as if such transactions occurred on January 1, 2005. See “Recent Developments — Acquisition of Royster-Clark” and “Consolidated Capitalization”.

(2)	The pro forma interest coverage ratio calculated using our pro forma statement of operations set forth in our BAR incorporated by reference herein was 11.24 for the twelve-month period ended December 31, 2005.

(3)	The interest coverage ratios have been calculated excluding the carrying charges for the $30 million in debt securities reflected as current liabilities in our consolidated balance sheets as at December 31, 2005 and March 31, 2006 and the interest expense for the $5 million and $351 million of indebtedness under our Credit Facilities as at December 31, 2005 and March 31, 2006, respectively. If such debt obligations had been classified in their entirety as long-term debt for purposes of calculating the interest coverage ratios, the entire amount of the annual carrying charges and interest expense for such debt obligations would have been reflected in the calculation of our interest obligations and the interest coverage ratios for the twelve-month periods ended December 31, 2005 and March 31, 2006 would have been 10.38 and 8.49.

CREDIT RATINGS
      Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of an obligation.
      There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.
      The credit ratings afforded our debt securities by the rating agencies are not recommendations to purchase, hold, or sell the debt securities inasmuch as such ratings do not comment on market price or suitability for a particular investor.
      The following table sets out ratings we have received in respect of our outstanding debt securities from the ratings agencies as of December 31, 2005, which ratings and ratings outlook remain unchanged as at the date of this prospectus. The ratings for any particular series of Debt Securities will be set out in the prospectus supplement relating to such securities.

Dominion Bond
	Moody’s Investor Service	Standard & Poor’s	Rating Service

Senior Unsecured Notes and Debentures	Baa2	BBB	BBB
Ratings Outlook	Stable	Stable	Stable
      A description of the rating categories of each of the rating agencies in the table above is set out below.
      Moody’s Investors Service (“Moody’s”)
      The Baa2 rating assigned to our senior unsecured notes and debentures is the fourth highest rating of Moody’s nine rating categories for long-term debt, which range from Aaa to C. Moody’s appends numerical modifiers from 1 to 3 on its long-term debt ratings from Aa to Caa, which indicate where the obligation ranks in its ranking category, with 1 being the highest. Obligations rated Baa are defined by Moody’s as being subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.
      Moody’s also assigned a stable outlook to the ratings, which is Moody’s opinion regarding the likely direction of a rating over the medium term.
      Standard & Poor’s (“S&P”)
      The BBB rating assigned to our senior unsecured notes and debentures is the fourth highest rating of S&P’s ten rating categories for long-term debt which range from AAA to D. Issuers of debt securities rated BBB are judged by S&P to exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.
      S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category.
      S&P also assigned a stable outlook to the ratings, which is S&P’s assessment of the potential direction of the rating over the intermediate term.
      Dominion Bond Rating Service (“DBRS”)
      The BBB rating assigned to our senior unsecured notes and debentures is the fourth highest of ten rating categories for long-term debt, which range from AAA to D. DBRS uses “high” and “low” designations on ratings from AA to C to indicate the relative standing of securities being rated within a particular rating category. The absence of a “high” or “low” designation indicates that our rating is in the “middle” of the category. The BBB rating indicates that, in DBRS’ view, the rated securities are of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities.
      DBRS also assigned a stable outlook to the ratings, which provides DBRS’ opinion regarding the outlook of the ratings.
DESCRIPTION OF DEBT SECURITIES
      In this section only, “we”, “us”, “our” or “Agrium” refer only to Agrium Inc. without any of its subsidiaries or the Agrium Partnership through which it operates.
      The Debt Securities will be issued under an indenture (the “Indenture”) to be entered into between Agrium and a trustee qualified for such purposes under applicable laws (the “Trustee”). The Indenture will be subject to and governed by the Canada Business Corporations Act and, consequently, will be exempt from certain provisions of the United States Trust Indenture Act of 1939, as amended, by virtue of Rule 4d-9 thereunder. The securities of any series issued under the Indenture, including any series of Debt Securities issued pursuant to an applicable prospectus supplement, are referred to in this prospectus as “Securities”.
      The terms and conditions applicable to a series of Debt Securities will be established in accordance with the requirements of the Indenture for the specific Debt Securities and contained in the applicable prospectus supplement.
      A copy of the form of Indenture is filed as an exhibit to the registration statement on Form F-9 with respect to the Debt Securities. The following is a summary only of important provisions and definitions of the Indenture and the Debt Securities which describes certain general terms and provisions of the Debt Securities and is not intended to be complete. We urge you to review the Indenture carefully before making a decision to purchase any Debt Securities because it is the Indenture, and not this summary, that governs your rights as a holder of our Debt Securities. See “Where You Can Find More Information” for details concerning how you may obtain a copy of the registration statement, including the form of Indenture filed as an exhibit thereto.
General
      The Indenture does not limit the aggregate principal amount of Securities that we may issue under the Indenture. The Indenture provides that Securities may be issued from time to time in one or more series and may be denominated in U.S. dollars or any foreign currency. Specific Canadian and U.S. federal income tax considerations applicable to any of the Debt Securities denominated in a currency other than U.S. dollars will be described in the prospectus supplement relating to any offering of securities denominated in a currency other than U.S. dollars. The Debt Securities offered pursuant to this prospectus will be issued in an aggregate principal amount of up to U.S.$500,000,000, or if any Debt Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price of up to U.S.$500,000,000, or the equivalent in other currencies. Unless otherwise provided in the applicable prospectus supplement, a series of Debt Securities may be reopened for issuance of additional Debt Securities of such series.
      The applicable prospectus supplement will set forth the specific terms of a series of Debt Securities being offered by us and may include any or all of the following:

(a)	the specific designation of the Debt Securities of such series;

(b)	any limit upon the aggregate principal amount of the Debt Securities of such series;

(c)	the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of the Debt Securities of such series will be payable;

(d)	the rate or rates at which the Debt Securities of such series will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue, or the method by which such date or dates will be determined and on which such interest will be payable and the regular record date, if any, for the payment of interest on Debt Securities of a series in registered form, or the method by which such date or dates will be determined, and the basis upon which interest shall be calculated if other than on the basis of a 360-day year of twelve 30 day months;

(e)	the place or places, if any, other than the office of an affiliate of the Trustee, where the principal of (and premium, if any, on) and any interest on the Debt Securities of a series will be payable and where Debt Securities in registered form may be surrendered for registration of transfer and where Debt Securities may be surrendered for exchange and, if different than the location specified in the Indenture, the place or places where notices or demands to or upon us in respect of the Debt Securities of a series and the Indenture may be served;

(f)	the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which the Debt Securities of a series may be redeemed, in whole or in part, at our option if we are to have that option;

(g)	our obligation, if any, to redeem, repay or purchase Debt Securities of a series pursuant to any sinking fund provision or at the option of the holder, and the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which Debt Securities of a series will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

(h)	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which any registered Debt Securities of a series will be issuable and, if other than denominations of $5,000, the denomination or denominations in which any bearer Debt Securities of a series will be issuable;

(i)	if other than the Trustee, the identity of each security registrar and/or paying agent;

(j)	if other than the principal amount thereof, the portion of the principal amount of Debt Securities of a series that will be payable upon acceleration of the maturity thereof upon the occurrence of an event of default or the method by which such portion shall be determined;

(k)	if other than U.S. dollars, the currency in which payment of the principal (and premium, if any, on) or interest, if any, on the Debt Securities of a series shall be payable or in which the Debt Securities of a series shall be denominated and the particular provisions applicable thereto;

(l)	whether the amount of payments of principal of (and premium, if any, on) or interest, if any, on the Debt Securities of a series may be determined with reference to an index, formula or other method, and the manner in which such amounts shall be determined;

(m)	whether the principal of (and premium, if any, on) or interest, if any, on the Debt Securities of a series are to be payable, at our election or at the election of a holder thereof, in a currency other than that in which the Debt Securities of a series are denominated or stated to be payable, the period or periods within which and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the currency in which the Debt Securities of a series are denominated or stated to be payable and the currency in which such Debt Securities of a series are to be so payable;

(n)	the designation of the initial exchange rate agent for a series of Debt Securities, if any;

(o)	any provisions in modification of, in addition to or in lieu of the defeasance provisions set forth in the Indenture that shall be applicable to the Debt Securities of a series;

(p)	any provisions granting special rights to the holders of Debt Securities of a series upon the occurrence of such events as may be specified;

(q)	any deletions from, modifications of or additions to the events of default or any of our covenants with respect to the Debt Securities of a series;

(r)	whether Debt Securities of a series are to be issued as registered securities, bearer securities (with or without coupons) or both; whether any Debt Securities of a series are to be issued in global form and, if so, the identity of the initial depository thereof;

(s)	the date as of which any bearer Debt Securities of a series and any temporary global Debt Security representing outstanding Debt Securities of a series will be dated;

(t)	the person to whom any interest on registered Debt Securities of a series shall be payable, if other than the person in whose name the Debt Security is registered at the close of business on the regular record date for such interest and the manner in which, or the person to whom, interest on any bearer Debt Securities of a series shall be payable;

(u)	if Debt Securities of a series are to be issuable in definitive form only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and/or terms of such certificates, documents or conditions;

(v)	if the Debt Securities of a series are to be issued upon the exercise of warrants, the time, manner and place for such Debt Securities to be authenticated and delivered;

(w)	if other than described herein, whether and under what circumstances we will pay additional amounts on the Debt Securities of a series in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem such Debt Securities rather than pay such additional amounts; and

(x)	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) relating to the Debt Securities of a series.
      We reserve the right to set forth in a prospectus supplement specific terms of the Debt Securities that are not within the parameters set forth in this prospectus. In addition, to the extent that any particular terms of the Debt Securities described in a prospectus supplement differ from any of the terms described in this prospectus, the description of such terms set forth in this prospectus shall be deemed to have been superseded by the description of the differing terms set forth in such prospectus supplement with respect to such Debt Securities.
Ranking
      Unless otherwise indicated in any applicable prospectus supplement, the Debt Securities will be our unsecured obligations and will rank pari passu as to priority of payment with all of our other outstanding unsecured and unsubordinated debt. We are a holding company that conducts our business through subsidiaries and the Agrium Partnership. Accordingly, the Debt Securities will be effectively subordinated to all existing and future liabilities, including trade payables, of our subsidiaries and the Agrium Partnership. See “Risk Factors — The Debt Securities will be effectively subordinated to certain indebtedness of our subsidiaries and the Agrium Partnership”.
      Unless otherwise specified in the applicable prospectus supplement, other than the restriction on liens and sale and leaseback transactions set forth in the Indenture and described below, the Indenture does not contain any covenants or other provisions designed to afford holders of Debt Securities protection in the event of a highly leveraged transaction involving us or any of our subsidiaries.
Form, Exchange and Transfer
      A series of Debt Securities may be issued solely as registered securities, solely as bearer securities or as both registered and bearer securities. The Indenture also provides that a series of Debt Securities may be issuable in global form.

      A prospectus supplement may indicate the places to register a transfer of Debt Securities. No service charge will be made for any registration of transfer or exchange of Securities, but we may, in certain circumstances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.
      We shall not be required to:

(a)	issue, register the transfer of or exchange any series of our Debt Securities during a period beginning at the opening of business 15 days before any selection for redemption of securities of that series and ending at the close of business on (i) if the series of our Debt Securities are issuable only as registered securities, the day of mailing of the relevant notice of redemption and (ii) if the series of our Debt Securities are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if the series of our Debt Securities are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption;

(b)	register the transfer of or exchange any registered Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any registered Debt Security being redeemed in part;

(c)	exchange any bearer Debt Security selected for redemption, except that, to the extent provided with respect to such bearer Debt Security, such bearer security may be exchanged for a registered Debt Security of that series and like tenor, provided that such registered Debt Security shall be simultaneously surrendered for redemption; or

(d)	issue, register the transfer of or exchange any of our Debt Securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.
Payment
      Unless otherwise indicated in the applicable prospectus supplement, payment of principal of (and premium, if any, and interest, if any, on) our Debt Securities will be made at the office or agency of the Trustee.
      Unless otherwise indicated in the applicable prospectus supplement, payment of any interest will be made to the persons in whose name our Debt Securities are registered at the close of business on the day or days specified by us.
Global Securities
      A series of our Debt Securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for our debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.
      The specific terms of the depositary arrangement with respect to any portion of a particular series of our Debt Securities to be represented by a global security may be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.
      Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of our Debt Securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of our Debt Securities or by us if such Debt Securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require that certain purchasers of securities have the ability to take physical delivery of such Debt Securities in definitive form.
      So long as the depositary for a global security, or its nominee, is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Unless otherwise specified in the applicable prospectus supplement for a series of Debt Securities, owners of beneficial interests in a global security will not be entitled to have a series of our Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of our Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.
      Any payments of principal, premium, if any, and interest on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. Neither we, the Trustee nor any paying agent for our Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
      We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.
Certain Definitions
      Set forth below is a summary of certain of the defined terms used in the Indenture. We urge you to read the Indenture for the full definition of all such terms.
      “Attributable Debt” means, with respect to any Sale/Leaseback Transaction as of any particular time, the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended). “Net rental payments” under any lease for any period means the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments or similar charges.
      “Consolidated Net Tangible Assets” means the total amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed), (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles and (iii) appropriate adjustments on account of minority interests of other Persons holding stock of our Subsidiaries, all as set forth on the most recent balance sheet of us and our consolidated Subsidiaries (but, in any event, as of a date within 150 days of the date of determination) and computed in accordance with Canadian generally accepted accounting principles.
      “Debt” means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations Incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every capital lease obligation of such Person determined in accordance with Canadian generally accepted accounting principles, and (vi) every obligation of the type referred to in the foregoing clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or secured or is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise.
      “Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise) assume, secure, guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to Canadian generally accepted accounting principles, or otherwise, of any such Debt or other obligation on the balance sheet of such Person (and “Incurrence” and “Incurred” shall have meanings correlative to the foregoing); provided, however, that a change in Canadian generally accepted account principles that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt.
      “Person” means any individual, corporation, partnership, association, trust, or any other entity or organization, including a government or any agency or political subdivision or instrumentality thereof.
      “Sale/Leaseback Transaction” means any arrangement with any Person providing for the leasing by us or any Subsidiary of ours, for a period of more than 12 months, of any real or personal property with a gross book value (without reduction of any reserve for depreciation) on the date of determination in excess of $1 million, which property has been or is to be sold or transferred by us or such Subsidiary to such Person in contemplation of such leasing.
      “Shareholders’ Equity” means, at any date, the aggregate of the dollar amount of our outstanding share capital, the amount, without duplication, of any surplus, whether contributed or capital, and retained earnings, subject to any foreign exchange translation adjustment, all as set forth in our most recent audited consolidated balance sheet.
      “Significant Subsidiary” of a Person means a Subsidiary of such Person that constitutes a “significant subsidiary” as defined in Rule 1-02 of Regulation S-X of the Securities Exchange Act of 1934, as amended.
      “Subsidiary” of a Person means (i) any corporation, association, or other business entity (other than a partnership) more than 50% of the outstanding securities having ordinary voting power of which is owned, directly or indirectly, by such Person or by one or more of its Subsidiaries, or a combination thereof and (ii) any partnership, joint venture, limited liability company or similar entity more than 50% of the ownership interests having ordinary voting power of which shall at the time be so owned. For the purposes of this definition, “securities having ordinary voting power” means securities or other equity interests that ordinarily have voting power for the election of directors, or persons having management power with respect to the Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

Covenants
Limitation on Liens
      The Indenture provides that we will not, and will not permit any Subsidiary of ours to Incur any Debt if such Debt is secured by a mortgage, pledge, security interest or lien (a “mortgage” or “mortgages”) upon any assets of ours or of any Subsidiary of ours, without in any such case effectively providing that the Securities shall be secured equally and ratably with (or prior to) such Debt provided, however, that the foregoing restrictions shall not apply to:

(a)	mortgages existing on the date the Securities are originally issued or mortgages provided for under the terms of agreements existing on such date;

(b)	mortgages on any property acquired or constructed by us or any Subsidiary of ours after the date of the Indenture that are created or assumed contemporaneously with or within 180 days after such acquisition or construction to secure or provide for the payment of all or part of the purchase price or cost of construction thereof (or to secure any Debt Incurred by us or a Subsidiary of ours for the purpose of financing all or a part of the purchase price or cost of construction thereof or of improvements thereon);

(c)	existing mortgages on property acquired (including mortgages on any property acquired from a Person that is consolidated or amalgamated with or merged with or into us or a Subsidiary of ours) or mortgages outstanding at the time any Person becomes a Subsidiary of ours that are not incurred in connection with such entity becoming a Subsidiary of ours;

(d)	mortgages in favour of us or any Subsidiary of ours;

(e)	mortgages on any property in favour of domestic or foreign governmental bodies to secure partial, progress, advance or other payments pursuant to any contract or statute;

(f)	any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any mortgage referred to in any foregoing clause (a), (b), (c), (d) or (e) provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, together with the reasonable costs related to such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property that secured the mortgage so extended, renewed or replaced (plus improvements on such property); and

(g)	any mortgage which would otherwise be subject to the foregoing restrictions; provided, however, that the aggregate principal amount of the Debt so secured, together with the aggregate principal amount of other Debt secured by mortgages then outstanding (excluding Debt secured by mortgages permitted under the foregoing exceptions) and the Attributable Debt in respect of all Sale/Leaseback Transactions entered into after the date of the Indenture (not including Attributable Debt in respect of any such Sale/Leaseback Transactions the proceeds of which are applied to the prepayment of outstanding Securities or other Debt of ours as set forth below under “Limitation on Sale/Leaseback Transactions”) would not then exceed 15% of Consolidated Net Tangible Assets.
Limitation on Sale/Leaseback Transactions
      The Indenture provides that we will not, and will not permit any Subsidiary of ours to, enter into any Sale/Leaseback Transaction with any Person (other than us or a Subsidiary of ours) unless:

(a)	at the time of entering into such Sale/Leaseback Transaction, we or such Subsidiary would be entitled to Incur Debt, in a principal amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction, secured by a mortgage on a property subject to such Sale/Leaseback Transaction, pursuant to the provision of the covenant described under

“Limitation on Liens” without equally and ratably securing the Securities pursuant to such provisions;

(b)	after the date on which Securities are first issued and within a period commencing six months prior to the consummation of such Sale/Leaseback Transaction and ending six months after the consummation thereof, we or such Subsidiary shall have expended for property used or to be used in the ordinary course of business of us or such Subsidiary (including amounts expended for additions, expansions, alterations, repairs and improvements thereto) an amount equal to all or a portion of the net proceeds of such Sale/Leaseback Transaction, and we shall have elected to designate such amount as a credit against such Sale/Leaseback Transaction (with any such amount not being so designated to be applied as set forth in clause (c) below); or

(c)	during the 12-month period after the effective date of such Sale/Leaseback Transaction, we shall have applied to the voluntary defeasance or retirement of Securities or any Debt of ours (other than Securities or Debt that is held by us or any Subsidiary of ours or Debt of ours that is subordinate in right of payment to the Securities) an amount equal to the net proceeds of the sale or transfer of the property leased in such Sale/Leaseback Transaction, which amount shall not be less than the fair value of such property at the time of entering into such Sale/Leaseback Transaction (adjusted to reflect any amount expended by us as set forth in clause (b) above), less an amount equal to the principal amount of such Securities and Debt voluntarily defeased or retired by us within such 12-month period and not designated as a credit against any other Sale/Leaseback Transaction entered into by us or any Subsidiary of ours during such period.

Consolidation, Merger and Sale of Assets
      The Indenture provides that we may not amalgamate or consolidate with or merge into any other corporation, or convey, transfer or lease, or permit one or more of our Significant Subsidiaries to convey, transfer or lease, all or substantially all of our property and assets, on a consolidated basis, to any Person unless (i) either we are the continuing corporation or such corporation or Person assumes by supplemental indenture all of our obligations under the Indenture (including the Debt Securities), (ii) immediately after the transaction no default or event of default shall exist, (iii) the surviving corporation or such Person is a corporation, partnership or trust organized and validly existing under the laws of Canada or any province thereof or of the United States of America, any state thereof or the District of Columbia and (iv) we or such Person shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such amalgamation, consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with the relevant provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been complied with. In addition, no such amalgamation, consolidation, merger or transfer may be made if, as a result thereof, any property or assets of ours or any Subsidiary would become subject to any mortgage or other encumbrance securing Debt, unless such mortgage or other encumbrance could be created pursuant to the provisions described under “Limitation on Liens” above without equally and ratably securing the Securities or unless the Securities are secured equally and ratably with, or prior to, the Debt secured by such mortgage or other encumbrance.
Discharge, Defeasance and Covenant Defeasance
      Unless otherwise indicated in the applicable prospectus supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of any of the Securities outstanding thereunder (except with respect to the authentication, transfer, exchange or replacement of such Securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture), upon irrevocable deposit with the Trustee, in trust, of money and/or government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and each instalment of interest and any mandatory sinking fund payments or analogous payments on the outstanding Securities of such series (“Defeasance”). Such trust may only be established if among other things:

(a)	we have delivered to the Trustee an opinion of counsel in the United States stating that (x) we have received from, or there has been published by, the Internal Revenue Service a ruling, or (y) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of outstanding Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United State federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

(b)	we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of outstanding Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of Securities include holders who are not resident in Canada);

(c)	no event of default or event that with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred or be continuing;

(d)	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada);

(e)	we have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust created to be subject to the United States Investment Company Act of 1940, as amended; and

(f)	other customary conditions precedent are satisfied.
      We may exercise our Defeasance option notwithstanding a prior exercise of the Covenant Defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the Defeasance option.
      Unless otherwise indicated in the applicable prospectus supplement, the Indenture provides that, at our option, unless and until we have exercised our Defeasance option described in the preceding paragraph, we may be released with respect to the Securities, from the “Limitation on Liens” covenant, the “Limitation on Sale/Leaseback Transactions” covenant, the “Consolidation, Merger and Sale of Assets” covenant and certain other covenants, and such omission shall not be deemed to be an event of default under the Indenture and the Securities outstanding thereunder upon irrevocable deposit with the Trustee, in trust, of money and/or government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and each instalment of interest and any mandatory sinking fund payments or analogous payments on the outstanding Securities of such series (“Covenant Defeasance”). If we exercise the Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

(a)	we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of outstanding Securities will not recognize income, gain or loss of United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(b)	we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of outstanding Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the Securities include holders who are not resident in Canada);

(c)	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred or he continuing;

(d)	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada);

(e)	we have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940, as amended; and

(f)	other customary conditions precedent are satisfied.
Events of Default
      The Indenture provides that the following shall constitute events of default with respect to Securities of any series:

(a)	default in the payment of any interest or Additional Amounts (as defined below) on any Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

(b)	default in the payment of the principal of (or any premium on) any Security of that series at its maturity;

(c)	default in the deposit of any sinking fund payment when the same becomes due by the terms of the Securities of that series;

(d)	breach or default in the performance of any covenant or agreement of ours in the Indenture, which continues for 60 days after written notice to us by the Trustee or to us and the Trustee by the holders of at least 25% in principal amount of all outstanding Securities affected thereby;

(e)	acceleration of or any failure to pay at final maturity any Debt of ours or any Subsidiary of ours in an aggregate amount in excess of the greater of $50 million or 5% of our Shareholders’ Equity;

(f)	certain events in bankruptcy, insolvency or reorganization of us or any Subsidiary of ours which constitutes a Significant Subsidiary; and

(g)	any other events of default provided with respect to the Securities of that series.
      If an event of default described in clause (a), (b) or (c) above occurs and is continuing with respect to Securities of any series, then in every such case the Trustee or the holders of not less than 25% in principal amount of outstanding Securities of that series may declare the principal amount (or, if the Securities of that series are original issue discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Securities of that series and all interest thereon to be due and payable immediately, by notice in writing to us (and to the Trustee if given by holders), and upon any such declaration the same shall become immediately due and payable.
      If an event of default described in clause (d) or (g) above occurs and is continuing with respect to Securities of one or more series, then in every such case the Trustee or the holders of not less than 25% in principal amount of the outstanding Securities of all series affected thereby (as one class) may declare the principal amount (or, if any of the Securities of such affected series are original issue discount Securities or indexed Securities, such portion of the principal amount as may be specified in the terms of such affected series) of all the outstanding Securities of such affected series and all interest thereon to be due and payable immediately, by notice in writing to us (and to the Trustee if given by holders), and upon any such declaration the same shall become immediately due and payable.
      If an event of default described in clause (e) or (f) above occurs and is continuing, then in every such case the Trustee or the holders of not less than 25% in principal amount of all outstanding Securities (as one class) may declare the principal amount (or, if the Securities of any series are original issue discount Securities or indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Securities and all interest thereon to be due and payable immediately, by notice in writing to us (and to the Trustee if given by holders), and upon any such declaration the same shall become immediately due and payable.
      However, at any time after a declaration of acceleration with respect to the outstanding Securities of one or more series has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Securities of such series, by written notice to us and the Trustee, may, under certain circumstances, rescind and annul such acceleration.
      The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee shall be under no obligation to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for indemnification of the Trustee and certain other limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding Securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of all series affected by such event of default.
      No holder of a Security of any series will have any right to institute any proceedings with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (a) such holder has previously given to the Trustee written notice of a continuing event of default with respect to the Securities of that series, (b) the holders of at least 25% in principal amount of the outstanding Securities of all series affected by such event of default (as one class) have made written request, and such holder or holders have offered reasonable indemnity to the Trustee to institute such proceedings as trustee and (c) the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Securities of all series affected by such event of default (as one class) a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by the holder of a Security for the enforcement of payment of the principal of or any premium or interest on such Security on or after the applicable due date specified in such Security.
      We will be required to furnish to the Trustee annually a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults.
Additional Amounts
      All payments made by us under or with respect to the Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Securities, we will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a holder (such holder, an “Excluded holder”) (i) with which we do not deal at arm’s length (within the meaning of the Income Tax Act(Canada)) at the time of making such payment, or (ii) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding of Securities or the receipt of payments thereunder. We will also (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. We will furnish to the holders of the Securities, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us. We will indemnify and hold harmless each holder (other than an Excluded holder) and upon written request reimburse each such holder for the amount of (i) any Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Securities, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Taxes imposed with respect to any reimbursement under (i) or (ii), but excluding any such Taxes on such holder’s net income.
      At least 30 days prior to each date on which any payment under or with respect to the Securities is due and payable, if we will be obligated to pay Additional Amounts with respect to such payment, we will deliver to the Trustee an officers’ certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders on the payment date. Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.
Modification of the Indenture and Waiver
      Modification and amendment of the Indenture may be made by us and the Trustee with the consent of the holders of not less than a majority in principal amount of the outstanding Securities of all series affected by such modification or amendment (as one class); provided that no such modification or amendment may, without the consent of the holder of each outstanding Security of such affected series: (i) change the stated maturity of the principal of (and premium, if any), or any instalment of interest on, such outstanding Security; (ii) reduce the principal of (and premium, if any), or any instalment of interest on, such outstanding Security; (iii) reduce the amount of the principal of such outstanding Security payable upon the acceleration of the maturity thereof; (iv) change the place or currency of payment of principal of, or the premium, if any, or interest on, such outstanding Security; (v) impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof; (vi) reduce the percentage of outstanding Securities of such series necessary to modify or amend the Indenture or to consent to any waiver thereunder or reduce the requirements for voting or quorum described below; or (vii) modify the foregoing requirements or reduce the percentage of outstanding Securities necessary to waive any past default or covenants except as otherwise specified.
      The holders of a majority in principal amount of the outstanding Securities of any series, on behalf of all holders of outstanding Securities of such series, may waive compliance by us with certain restrictive provisions of the Indenture. Subject to certain rights of the Trustee, as provided in the Indenture, the holders of a majority in principal amount of outstanding Securities of all series with respect to which an event of default shall have occurred and be continuing, on behalf of the holders of all outstanding Securities such series, may waive such event of default, except a default in the payment of principal, premium or interest.

Provision of Financial Information
      We shall file with the Trustee and transmit by mail to all holders of Securities, as their names and addresses appear in the security register, within 15 days after we file them with the SEC, copies of our annual report and the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rule and regulation prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we shall continue to file with the SEC and provide the Trustee and holders of Securities (a) within 140 days after the end of each fiscal year, annual reports on Form 20-F or 40-F as applicable (or any successor form), containing the information required to be contained therein (or required in such successor form); and (b) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K (or any successor form), containing the information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities so listed. Each of such reports will be prepared in accordance with Canadian disclosure requirements and generally accepted accounting principles, provided, however, that we shall not be so obligated to file such reports with the SEC if the SEC does not permit such filings.
Governing Law
      The Indenture is and the Debt Securities will be governed by the laws of the State of New York.
Consent to Service
      Under the Indenture, we irrevocably appoint CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent for service of process in any suit, action or proceeding arising out of or relating to the Indenture and the Debt Securities and for actions brought under United States federal or state securities laws in any federal or state court located in the City of New York and submits to such jurisdiction.
CERTAIN INCOME TAX CONSIDERATIONS
      The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor of acquiring any Debt Securities offered thereunder, including, for investors who are non-residents of Canada, whether the payments of principal and interest on the Debt Securities will be subject to Canadian non-resident withholding tax.
      The applicable prospectus supplement will also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any Debt Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), including, to the extent applicable, any such consequences relating to Debt Securities payable in a currency other than U.S. dollars, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

PLAN OF DISTRIBUTION
      We may offer and sell Debt Securities to or through one or more underwriters or dealers purchasing as principals, and may also sell Debt Securities to one or more purchasers directly or through agents. Underwriters may sell Debt Securities to or through dealers. Debt Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Debt Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution. If Debt Securities are offered on a non-fixed price basis, the underwriters’ compensation will be increased or decreased by the amount by which the aggregate price paid for Debt Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters to us.
      In connection with the sales of Debt Securities, underwriters may receive compensation from us in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions under the United States Securities Act of 1933. Any such underwriter or agent will be identified, and any such compensation will be described in the applicable prospectus supplement.
      A prospectus supplement will identify each underwriter, dealer or agent engaged in connection with the offering and sale of a particular series or issue of Debt Securities, and will also set forth the specific terms of the offering, including the public offering price (or the manner of determination thereof if offered on a non-fixed price basis), the proceeds to us and any fees or commissions payable to the underwriters, dealers or agents.
      Under agreements which we may enter into, underwriters, dealers and agents who participate in the distribution of Debt Securities may be entitled to indemnification from us against certain liabilities, including liabilities arising out of any misrepresentation in this prospectus or the documents incorporated by reference herein, other than liabilities arising out of any misrepresentation made by the underwriters, dealers or agents who participate in the offering of Debt Securities.
      In connection with any offering of Debt Securities, the underwriters, dealers or agents may over allot or effect transactions intended to fix or stabilize the market price of such Debt Securities at a level above that which might otherwise prevail in the open market. Transactions may be begun or interrupted at any time during the distribution. Each series or issue of Debt Securities will be a new issue of securities with no established market for trading. Unless otherwise indicated in the applicable prospectus supplement, we do not intend to list any of the Debt Securities on a national securities exchange. Any underwriters, dealers or agents to or through which Debt Securities are sold by us for public offering and sale may make a market in such Debt Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any such market making at any time without notice. No assurance can be given that a market for trading in Debt Securities of any series or issue will develop or as to the liquidity of any such market for Debt Securities, whether or not the Debt Securities of any series are listed on a national securities exchange.
USE OF PROCEEDS
      Unless otherwise specified in a prospectus supplement, the net proceeds to us resulting from the issuance of Debt Securities will be used by us to reduce our outstanding indebtedness, to finance our capital expenditures and investments or for general corporate purposes. All expenses relating to an offering of Debt Securities and any compensation paid to underwriters, dealers or agents, will be paid out of our general funds. From time to time, we may issue debt securities and incur additional indebtedness other than through the issue of Debt Securities pursuant to this prospectus.

LEGAL MATTERS
      Unless otherwise indicated in a prospectus supplement, certain legal matters relating to Canadian law in connection with the issuance of Debt Securities will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada and certain legal matters in connection with the issuance of Debt Securities relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. As of the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of our outstanding securities of any class.
EXPERTS
      Our consolidated financial statements as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 incorporated by reference into this prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report dated February 22, 2006 and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.
      The financial statements of Royster-Clark as at December 31, 2005 and for the period January 24, 2005 (inception) to December 31, 2005 incorporated by reference into this prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report dated March 28, 2006 and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.
      For information regarding our independent chartered accountants, see “Interests of Experts” in our AIF. KPMG LLP has confirmed that it is independent with respect to Royster-Clark in accordance with the rules of professional conduct in Ontario.
      With respect to our pro forma consolidated balance sheet as at December 31, 2005 and our pro forma consolidated statement of operations for the year ended December 31, 2005, incorporated by reference herein, KPMG LLP have reported that they applied limited procedures in accordance with Canadian professional standards for preparation of a compilation report. However, their separate “Comments for United States readers on differences between Canadian and United States reporting standards” included in the Form F-9 relating to the Debt Securities that we filed with the SEC that is related to their compilation report included in the BAR incorporated by reference herein states that they are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. KPMG LLP are not subject to the liability provisions of section 11 of the Securities Act of 1933 for their report on the pro forma financial information and the related comments for the United States readers on differences between Canadian and United States reporting standards because that report is not a “report” or a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act of 1933.

AUDITORS’ CONSENT
The Board of Directors
Agrium Inc.
      We have read the short form prospectus of Agrium Inc. (the “Corporation”) dated May 15, 2006 relating to the offering of Debt Securities of the Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005. Our report is dated February 22, 2006.
(signed) KPMG LLP
Chartered Accountants
Calgary, Canada
May 15, 2006
AUDITORS’ CONSENT
The Board of Directors
Royster-Clark Ltd.
      We have read the short form prospectus of Agrium Inc. (the “Corporation”) dated May 15, 2006 relating to the offering of Debt Securities of the Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the incorporation by reference in the above-mentioned prospectus of our report to the board of directors of Royster-Clark Ltd. on the consolidated balance sheet of Royster-Clark Ltd. and subsidiaries as at December 31, 2005 and the consolidated statements of operations and accumulated deficit and cash flows for the period January 24, 2005 (inception) to December 31, 2005. Our report is dated March 28, 2006.
(signed) KPMG LLP
Certified Public Accountants
Norfolk, Virginia, U.S.A.
May 15, 2006

U.S.$300,000,000
7.125% Debentures due May 23, 2036

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.
JPMorgan
RBC Capital Markets
Scotia Capital
May 17, 2006